5/1/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

ClearWave N.V.

(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ClearWave

CLEARWAVE N.V.

ANNUAL REPORT 2001

MANAGING DIRECTORS' REPORT

Clearwave N.V. ("The Company") was created on September 17th, 1999, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently, either directly or indirectly, has cellular operations in Romania through its operating subsidiary MobiFon S.A. and in the Czech Republic through its operating subsidiary, Český Mobil a.s. As at December 31, 2001, Telesystem International Wireless Corporation N.V. "TIWC", itself a wholly-owned subsidiary of Telesystem International Wireless Inc. "TIW", had a 45.5% equity interest and an 80.7% voting interest in the Company. As at December 31, 2001 the Company owned 100% of the equity and voting rights of TIW Holding (Cyprus) Limited, which owned 63.5% of the equity and voting rights of MobiFon S.A. and also owned 23.4% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V., which owned 95.5% of the equity and voting rights of Český Mobil a.s.

The Company's earnings for the period totals US$ 7,335,000 (US$ 19,102,000 losses in 2000). The Company does expect to receive dividend in 2002.

In 2001, the Company had no employees.

The Company is a reporting issuer for the purposes of Canadian Securities Acts. Reference is made to the Management Discussion's Analysis, which is presented by the Company under its discloser obligations under such Act. The Management Discussion's Analysis may be considered herewith.

Amsterdam, April 16th, 2002

Board of Managing Directors

(Signed)
Alexander Tolstoy

(Signed)
Cornelis van Ravenhorst

BALANCE SHEETS

As at December 31,
(In thousands of US dollars)

After proposed appropriation of the net profit (loss)

	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	75	1,141
Prepaid expenses	—	—
Total Current Assets	**75**	**1,141**
Fixed assets		
Tangible assets (note 3)	3	3
Financial assets (note 4)	235,003	164,153
Total fixed and financial assets	**235,006**	**164,156**
Total Assets	**235,081**	**165,297**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Trade creditors and accruals	303	1,105
Amounts due to related parties (note 8)	100,736	34,790
Total current liabilities	**101,039**	**35,895**
Shareholders' equity (note 5)		
Share capital	21,467	151
Share premium	163,865	185,181
Deficit	(45,508)	(52,843)
Foreign currency translation reserve	(5,782)	(3,087)
Total Shareholders' equity	**134,042**	**129,402**
Total liabilities and shareholders' equity	**235,081**	**165,297**

See accompanying notes

STATEMENTS OF EARNINGS (LOSS)

For the year ended December 31,
(In thousands of US dollars)

	2001	2000
Operating expenses	1,229	2,258
Management services (note 8)	2,044	4,988
Total expenses	**3,273**	**7,246**
Share of income (losses) of affiliated companies	20,641	(11,225)
Interest expenses to related parties	10,041	648
Exchange gain	8	17
Earnings (loss) before income taxes	**7,335**	**(19,102)**
Income taxes (note 7)	—	—
Earnings (loss) for the year	**7,335**	**(19,102)**

See accompanying notes

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

1. DESCRIPTION OF BUSINESS

Clearwave N.V. ("The Company") was created on September 17th, 1999, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A. and in the Czech Republic through its operating subsidiary, Český Mobil a.s. As at December 31, 2001, Telesystem International Wireless Corporation N.V. ["TIWC"], itself a wholly-owned subsidiary of Telesystem International Wireless Inc. ["TIW"], had a 45.5% equity interest and an 80.7% voting interest in the Company. As at December 31, 2001 the Company owned 100% of the equity and voting rights of TIW Holding (Cyprus) Limited, which owned 63.5% of the equity and voting rights of MobiFon S.A. and the Company also owned 23.4% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V., which owned 95.5% of the equity and voting rights of Český Mobil a.s.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the servicing of its debts in Romania and the addition of capacity to its existing networks. The Company intends to finance such future capital requirements from cash flows from operating activities as it relates to MobiFon S.A. For Český Mobil a.s., it will be financed by the syndicated senior credit facility and by committed equity contributions from TIW Czech N.V. The Company's future cash commitments may also include the possible exercise of a put option held by a minority shareholder of its operating subsidiary [see note 9]. The Company's share of these commitments amounts to approximately $18 million as at December 31, 2001 which will be financed from subsidiary distributions, asset sales, shareholder contributions or other sources.

As at December 31, 2001, the Company's total indebtedness to TIWC and its affiliates amounted to $90.1 in the form of convertible a demand notes. The demand notes are convertible into shares at the option of TIWC subject to certain conditions [see note 8]. Covenants with respect to other debts restrict the ability of the Company's subsidiaries to pay dividends or make other distributions and the Company does not currently have enough available cash resources to repay the demand notes and the interest thereon should such repayment be requested by TIWC. Accordingly, the Company is seeking to refinance amounts due to TIWC and extend maturity of the notes. There is no certainty that the terms of such refinancing will be less onerous to the Company than those of the current loans or that the Company will be able to extend the maturity of the notes without agreeing to accept more onerous borrowing terms from TIWC.

The Company intends to finance any future projects in the region from externally generated funds, such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations

The Company was incorporated as a holding and finance company.

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Change in accounting policy

Starting 2001 the company's subsidiaries changed their accounting policy for the valuation of interest swaps and foreign currency cash flow hedges. The subsidiaries' policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the subsidiaries enter into interest rate swaps, in which the subsidiaries agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; the subsidiaries also manage its foreign currency exposure through hedging contracts. Hedges related to anticipate transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly.

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
All of the subsidiaries derivatives that are designated as hedges at December 31, 2001 are designated as cash flow hedges.

In order to comply with the accounting policy of its' subsidiaries, the Company adopted the Dutch Gaap draft statement "Richtlijnen voor de jaarverslaggeving: RJ-290A: "Financiële instrumenten, verwerking en waardering (ontwerp-Richtlijn) "as from January 1, 2001. The change in accounting policy of the subsidiaries is reflected in the company's financial fixed assets, the share of income of affiliated companies and the foreign currency translation reserve.

For the year ended December 31, 2001 the change in the fair value of the subsidiaries' interest rate swap and foreign currency cash flow hedges totaled $30.8 million, of which $9.5 million was reflected in income of one of the subsidiaries against the change in carrying value of that subsidiary's related hedged foreign currency debt; the effect, after accounting for minority interest share of these changes, reflected in the company's foreign currency translation reserve is $6.8 million, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001. The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; the Company also manages its foreign currency exposure through hedging. In order to comply with the accounting policy of the parent's, the Company adopted RJ-290 effective January 1 2001.

2.2 General

These financial statements have been prepared in accordance with the requirements of the Civil Code of the Netherlands. All assets and liabilities are stated at cost unless indicated otherwise. The financial statements relate to the year 2001 and the comparative figures relate to the year 2000.

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

2.3 Consolidation

As permitted under Article 408, Book 2 of the Netherlands Civil Code, for the year ended 2001 the Company does not prepare consolidated financial statements. The 2001 consolidated financial statements, including the managing directors' report and auditors' report of TIWC in which The Company's result are consolidated may be obtained upon request at the Company or at the Chamber of Commerce at Amsterdam.

2.4 Foreign currency translation

Monetary assets and liabilities are translated using the exchange rate in effect at the balance sheet date whereas expenses and non-monetary assets and liabilities are translated at the average rate of exchange prevailing at the time the transactions occurred or the non-monetary assets were acquired or the liabilities were incurred. The Company uses as a functional currency the USD. As per balance sheet date the following exchange rates against the USD were used:

2000	CZK 0.0268	LEI 0.0386	EURO 0.9427
2001	CZK 0.0281	LEI 0.0315	EURO 0.8693

2.5 Tangible assets

Tangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over 3 years.

2.6 Financial fixed assets

Participations are stated at net asset value since the company has significant influence on the business of the participations.

2.7 Amounts due from related parties

Amounts due from related parties are stated at face value.

2.8 Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established where necessary to reduce deferred tax assets to the amounts that are expected to be realized.

2.9 Income and Expenses

Income and expenses are allocated to the year to which they relate.

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

3. TANGIBLE ASSETS

	Costs	Accumulated Depreciation	Net Book Value
Balance as at December 31, 1999	—	—	—
Additions during the year	3	—	3
Balance as at December 31, 2000	**3**	—	**3**
Additions during the year	—	—	—
Balance as at December 31, 2001	**3**	—	**3**

4. FINANCIAL ASSETS

The financial statements of The Company include the accounts of the direct and indirect subsidiaries:

Name of the company	Country	%
Direct:		
TIW Holding (Cyprus) Ltd.	Republic of Cyprus	100%
Baretip Limited	Republic of Cyprus	100%
Fitlace Limited	Republic of Cyprus	100%
Clearwave Services (Mauritius) Ltd	Republic of Mauritius	100%
TIW Czech N.V.	The Netherlands	23.4%
Indirect:		
MobiFon S.A.	Romania	63.5%
Ceský Mobil a.s.	Czech Republic	22.4%

	Shares	Loans	Total
Balance as at December 31, 1999	**93,422**	**20**	**93,442**
Additions during the year	59,299	25,205	84,504
Share of net income (losses)	(11,225)	—	(11,225)
Exchange rate movements	(2,568)	—	(2,568)
Balance as at December 31, 2000	**138,928**	**25,225**	**164,153**
Additions during the year	20,500	32,404	52,904
Share of net income (losses)	20,641	—	20,641
Exchange rate movements	(2,695)	—	(2,695)
Balance as at December 31, 2001	**177,374**	**57,629**	**235,003**

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

MobiFon S.A.

In June 2000, the Company acquired 4.23% of MobiFon S.A.'s outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid cash and $6.1 million through a forgiveness of debt, which was financed by a $15.1 million demand loan and $8.0 million of equity contributions from TIWC. The remaining $9.1 million was paid through an issue of shares by TIW. The issuance of shares by TIW on behalf of the Company resulted in a corresponding demand loan from TIW. In November 2000, the Company entered into an agreement to sell 25% of the acquisition for proceeds equal on a pro-rata basis to the consideration paid by the Company subject to fulfillment of certain conditions. Those conditions were fulfilled in January 2001.

On February 15, 2001, pursuant to an agreement signed in December 2000, the Company acquired 5.7% of MobiFon S.A.'s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt. The issuance of units by TIW on behalf of the Company resulted in a corresponding demand loan from TIWC.

As at December 31, 2001 the Company owned 100% of the equity and voting rights of TIW Holding (Cyprus) Limited, which owned 63.5% of the equity and voting rights of MobiFon S.A.

Ceský Mobil a.s.

In January 2000, TIW Czech N.V., exercised its right to acquire an additional 34.5% interest in Český Mobil a.s., for $3.0 million pursuant to call option agreements with a minority shareholder of Český Mobil a.s. As a result of this transaction TIW Czech N.V.'s, equity interest in Český Mobil a.s., increased from 51.0% to 85.5%.

Following the capital calls of Český Mobil a.s., in 2000 and 2001, the equity interest of the Company's subsidiary in Český Mobil a.s., increased from 85.5% to 94.1% and 95.5% at December 31, 2000 and 2001, respectively and will further increase to 95.8% upon registration of the shares issued pursuant to the December, 2001 call.

As per the audited financial statements for the year ending December 31st, 2001, Ceský Mobil and MobiFon reports respectively as equity an amount of CZK 3,141,359,000 (US$ 88,272,000) and US$ 236,427,000 and as net income for the period amounts to negative CZK 3,624,117,000 (US$ 95,224,000) and US$ 75,027,000.

5. SHARE CAPITAL

Authorized

The total authorized share capital of the Company amounts to Euro 120,000,000 divided as follows:

200,000,000 Class "A" Subordinate Voting Shares with a nominal value of €0.10. Each share carries the right to cast one vote.

200,000,000 Class "B" Multiple Voting Shares with a nominal value of €0.50. Each share carries the right to cast five votes, convertible, at the holder's option, into one Class "A" Subordinate Voting Share and four Class "C" shares. Class "C" Shares with a nominal value of €0.10 and carrying one vote per share are to be

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

authorized and issued upon conversion of the Class "B" Multiple Voting Shares. The Class "C" Shares have been cancelled pursuant to a resolution passed at the General meeting of Shareholders on June 27, 2001

Issued

On September 17, 1999, the Company issued 50,000 shares of its common stock to Telesystem International Wireless Corporation N.V., its parent company, for a consideration of Euro 50,000. Pursuant to a Share Contribution Agreement dated October 21, 1999 with TIWC, the Company issued 100,000 shares of its common stock in exchange for TIWC's 62.0% equity interest in MobiFon S.A., advances made to a minority shareholder in MobiFon S.A. and other costs incurred by Telesystem International Wireless Corporation N.V. in 1999 in connection with its projects in Central and Eastern Europe. On October 22, 1999, the Company acquired from Telesystem International Wireless Corporation N.V. all of the issued and outstanding shares of TIW Czech N.V. in consideration for the issuance of one share of its common stock. The payment of the share issued in 2000 was contributed in cash.

On February 13, 2001, a reorganization of the Company's share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class "B" Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class "A" Subordinate Voting Shares and 37,930,948 Class "B" Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, the Company became a registrant with the Securities Exchange Commission in the United States and with the Canadian securities commissions.

As at December 31, 2001, 45,868,498 Class A Subordinate Voting Shares with a nominal value of €0.10 and 38,230,950 Class B Multiple Voting Shares with a nominal value of €0.50 have been issued for a total of €23,702,325 (USD 21,467,000)

Changes in shareholders' equity

	Share capital	Share premium	Deficit	Foreign currency translation reserve
Balance as at December 31, 1999	**151**	**128,036**	**(33,741)**	**(519)**
Additions during the year	—	57,145	—	—
Loss for the year	—	—	(19,102)	—
Changes in foreign currency translation reserve	—	—	—	(2,568)
Balance as at December 31, 2000	**151**	**185,181**	**(52,843)**	**(3,087)**
Reorganization of share capital	21,316	(21,316)	—	—
Additions during the year	—	—	—	—
Income (loss) for the year	—	—	7,335	—
Changes in foreign currency translation reserve	—	—	—	(2,695)
Balance as at December 31, 2001	**21,467**	**163,865**	**(45,508)**	**(5,782)**

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

6. EMPLOYEE INFORMATION

The Company had no employees in 2001. During the year, the management board did not receive any remuneration. The board of supervisory directors received US$ 15,000 per year as a retainer fee and a fee of US$ 1,000 for each meeting of the Supervisory Board attended by them in person and a fee of US$ 500 if such participation was made by telephone.

7. INCOME TAXES

Deferred tax was not accounted for in the balance sheet as at December 31, 2001. As it is uncertain that the tax losses can be utilized reasonably in the near future. Therefore, the deferred tax asset due to the loss carry-forward has been fully offset by a valuation allowance and no taxable income was recorded in the profit and loss account.

8. RELATED PARTY TRANSACTIONS

The financial statements include fees and costs charged to The Company for development costs incurred by TIW for its projects in Central and Eastern Europe during the years ended December 31, 2001 and 2000. These development costs include direct costs such as professional fees and travel expenses and an allocation of overhead expenses based on direct development costs.

Amounts due to related parties bear interest at 14% annually and are repayable on demand.

The parent company has the option to convert the advances into Class A subordinated voting shares of the Company, subject to corporate and regulatory approvals. The conversion has to be made at a price equal to the market price of the subordinate voting shares of the Company based on the trading price of the Units of TIW on the Toronto Stock Exchange ["TSE"], discounted to the highest discount permitted by the TSE. In 2001, interest expense of $10,043 [$265 in 2000] was charged on advances from the parent company.

9. MINORITY SHAREHOLDERS RIGHT

In the event there has not been an initial public offering of the shares of MobiFon S.A. by October 1, 2004, a minority shareholder of MobiFon S.A. may require the Company or TIW, at the Company's option, to make an offer to acquire the minority shareholder's shares. The Company may also require the minority shareholder to sell their shares of MobiFon S.A. The purchase price of such shares will be their fair market value as determined by an independent valuation and shall be payable, at the Company's option, in cash or shares of the Company.

As part of the creation of Český Mobil a.s., a minority shareholder was given a put option and, as a result, TIW Czech N.V. may be required to purchase the Český Mobil a.s., shares owned by this minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. The Company's share of the potential TIW Czech N.V. commitment amounts to 24.2%. This put option is exercisable during a period of two years beginning in October 2001.

December 31, 2001
(All tabular amounts are in thousands of US dollars unless otherwise specified)

Notes to the financial statements

10. COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2001.

Managing Directors	*Supervisory Directors*
Alexander Tolstoy	Charles Sirois
Cornelis van Ravenhorst	Margriet Zwarts
	Mario Bertrand
	Pier Carlo Falotti
	Henri de Maublanc

AUDITORS' REPORT

Introduction

We have audited the financial statements of Clearwave N.V., Amsterdam, The Netherlands, for the year 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31st, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, April 16, 2002

(Signed)

Ernst & Young Accountants

APPROPRIATION OF NET PROFIT (LOSS)

According to the Article 22 of the Company's Articles of Association, the following appropriation (abbreviated) of the Company's net profit (loss) is applicable:

1. The Company may make distributions to the shareholders and to other persons entitled to the profits only up to a sum not exceeding the amount of the Distributable Reserves.
2. Profits may be distributed after adoption of the Annual Accounts showing that distribution is allowed.
3. Each year, the Board of Management subject to approval of the Supervisory Board, shall determine which part of the profits - the positive balance of the profit and loss account - shall be reserved.
4. The profits remaining after reservation in accordance with the previous paragraph shall be distributed as follows, in the first place on C shares one half percent (0.5 %) of the nominal sum paid up on those shares and the remainder on a pari passu basis on the total number Class A Subordinate Voting shares and Class B Multiple Voting shares that are issued and outstanding, without regard to the nominal value of the Class A Subordinate Voting shares and Class B Multiple Voting shares.
5. In calculating the profit appropriation, the shares held by the Company in its own capital or of which it holds the depositary receipts shall not count, unless a usufruct has been created on these shares.
6. Insofar as profit is available in the Company, the Board of Management, subject to the approval of the Supervisory Board, may resolve on payment of an interim dividend on account of the expected dividend, provided always that the provisions laid down in paragraph 1 of this Article have been satisfied, such to be shown by an interim balance sheet as referred to in article 105 paragraph 4 of Book 2 of the Dutch Civil Code.
7. The Board of Management may, subject to the approval of the Supervisory Board, resolve to make distributions to the shareholders from one or more reserves which need not be maintained pursuant to the law or to these Articles of Association.
   The provisions of the paragraphs 1, 2, 6 and 8 apply accordingly.
8. The resolutions to distribute (interim) dividends may entail that (interim) dividends will be wholly or partly distributed not in cash, but in the form of shares in the Company or in a Subsidiary.
9. The (interim) dividend shall be made payable on a day to be determined by the Board of Management.
10. (Interim) dividends which have not been collected within five years after they became payable shall be forfeited to the Company

The Managing Directors proposed to add the net loss for the year to the accumulated losses. This proposal has been included in the financial statements.

Operating and Financial Review and Prospects

Our Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of ClearWave N.V. ("ClearWave"). Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

Overview

We develop, acquire and operate wireless telecommunications networks in Central and Eastern Europe. We currently have two operating subsidiaries, MobiFon S.A. ("MobiFon") in Romania and Český Mobil a.s. ("Český Mobil") in the Czech Republic. MobiFon received its 900 MHz license in November 1996, launched commercial service in April 1997 and is currently the largest provider of cellular telecommunications in Romania. Český Mobil was awarded an 1800 MHz license in October 1999 and launched commercial service in March 2000 as the third licensed cellular telecommunications provider in the Czech Republic.

We were incorporated in The Netherlands on September 17, 1999 to carry on the business of TIW, our controlling shareholder, in the Region. Following our incorporation, TIWC, a wholly owned subsidiary of TIW, transferred its beneficial equity interests in Český Mobil and MobiFon to us. Our consolidated financial statements and this management's discussion have been prepared as if we had carried on the business of TIW in the Czech Republic and Romania for all periods presented. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed had we been a stand-alone entity because our access to capital and cost of capital as a stand-alone entity would have been different than that of TIWC.

On February 13, 2001, a reorganization of the our share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class B Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class A Subordinate Voting Shares and 37,930,948 Class B Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, we became a registrant with the Securities Exchange Commission in the United States and with the Canadian securities commissions. The continuity of our number of shares throughout this operating and financing review and prospects and the consolidated financial statements reflects the attribution of the new capital structure adopted on February 13, 2001 as though it has always existed.

Since the inception of these operations, we have experienced significant growth and as at December 31, 2001, our operations had 2,862,000 subscribers, which, based on our percentage equity ownership in our operations, represent 1,464,600 equity subscribers. Our operations licenses entitle us to serve geographical areas that include approximately 32.8 million persons which, based on our percentage equity ownership in our operations, represent approximately 16.6 million persons as at December 31, 2001. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in those geographic markets where we are already present, and at any time may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures in these markets. Any such expansion is likely to increase our capital requirements and to initially have a negative impact on our future results of operations given our business is capital intensive, and wireless telecommunications networks such as ours typically incur losses in their initial years of operations.

Operations

Romania - Cellular

Cellular services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. ClearWave's equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997.

Czech Republic - Cellular

Český Mobil holds a license to provide GSM-based cellular services in the Czech Republic and launched commercial services in March 2000. ClearWave's indirect ownership in Český Mobil increased from 21.6% to 22.3% following capital contributions in 2001.

ClearWave's equity interest in Český Mobil is held through TIW Czech N.V., in which ClearWave owns 50.8% voting rights and a 23.4% equity interest (increasing to 24.2% upon funding of the remaining capital commitments).

Accounting Treatment

Unless otherwise indicated, all financial data and discussion herein are based upon financial statements prepared in accordance with U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP, see note 16 to our consolidated financial statements.

In accordance with U.S. GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of TIW Holding (Cyprus) Limited and its subsidiary MobiFon and TIW Czech N.V. and its subsidiary Český Mobil. Since our ultimate equity interest in MobiFon and Český Mobil is 63.5% and 22.3%, respectively, a significant part of the net income (net loss) of these subsidiaries is allocated to minority interest.

Romania has experienced high levels of inflation and significant devaluation in the Lei against the dollar. In 2001, inflation reached 30.3% for the year and was 40.7% and 54% for 2000 and 1999, respectively. Consequently, for accounting purposes, Romania has been treated as a highly inflationary economy since MobiFon's inception. Accordingly, our reporting currency, the dollar, was used to measure MobiFon's results of operations for the related periods.

Effective January 1, 2001, we adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Our policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, we enter into interest rate swaps, in which we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; we also manage foreign currency exposure through hedging contracts. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly.

Recent Accounting Developments

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. We will apply Statement 142 beginning in the first quarter of 2002. Application of the no amortization provisions of Statement 142 is expected to result in an increase in net income of $2.8 million ($0.03 per share) in 2002.

Composition of Operating Revenues and Expenses

Cellular operations are the primary source of our revenues. Operating revenues include cellular revenues, as well as equipment revenues. Cellular service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Equipment revenues consist of revenues from the sale of handsets and accessories. Equipment sales are not fundamental to our business. In fact, we frequently offer handsets below cost, as an incentive for our customers to subscribe to our services, and these subsidies are accounted for as cost of revenues at the time of sale.

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the face value of the time sold. Commissions to dealers are classified within selling, general and administrative expenses.

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of operating margins and results of operations.

Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, bad debt and corporate, business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our cellular networks, as well as amortization of intangibles such as wireless license costs and goodwill.

Results of Operations

The following discussions compare the results of operations for the years ended December 31, 2001, December 31, 2000 and December 31, 1999, for ClearWave on a consolidated basis, MobiFon, and Český Mobil.

Consolidated Results of Operations **For the years ended December 31,** ***(in thousands of dollars)***	**2001** **$**	**2000** **$**	**1999** **$**
Operating revenues	516,308	341,604	233,965
Total operating expenses	495,054	388,764	237,745

For the years ended December 31, *(in thousands of dollars)*	2001 $	2000 $	1999 $
Operating income (loss)	21,254	(47,160)	(3,780)
Interest expense	(66,703)	(36,543)	(25,016)
Interest income	3,951	6,020	3,894
Foreign exchange gain (loss)	2,939	(4,937)	(15,167)
Gain on disposal of investments	—	—	62,136
Minority interest	45,894	63,518	15,934
Net income (loss)	7,335	(19,102)	38,001

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenues increased to $516.3 million in 2001 from $341.6 million in 2000. MobiFon's continued growth contributed $64.7 million and Český Mobil, which was launched in early 2000, contributed $109.9 million of the increase.

Total operating expenses increased to $495.1 million in 2001 from $388.8 million in 2000. Included in total operating expenses are cost of revenues, selling, general and administrative expenses and depreciation and amortization. Cost of revenues increased to $216.7 million from $133.3 million due largely to the $60.6 million increase in cost of services in the Czech Republic incurred in support of its revenue increase. Selling, general and administrative expenses decreased by $9.4 million to $158.0 million from $167.4 million in 2000, primarily due to MobiFon which contributed $7.9 million to such decrease.

Depreciation and amortization increased to $120.4 million in 2001 from $88.0 million in 2000, an increase of $32.4 million. A higher asset base in Romania and in the Czech Republic contributed $11.8 million and $20.5 million to such increase, respectively.

Interest expense increased by $30.2 million to $66.7 million in 2001. Český Mobil accounted for $20.2 million of the increase due to increased borrowings under its syndicated senior credit facility while interest expense at corporate, largely related to interest on advances from TIW and affiliates, increased $10.1 million. Interest income decreased to $4.0 million in 2001 from $6.0 million in 2000, primarily due to the reduction in the amount of cash and cash equivalents held during the year at Český Mobil. The foreign exchange gain was $2.9 million in 2001, compared to a loss of $4.9 million in 2000. The 2001 gain is a result of the depreciation of the euro over the Czech Koruna, which accounted for $6.8 million, partially offset by a $3.8 million loss realized by MobiFon.

We had available, as at December 31, 2001, net operating loss carry forwards in the amount of $155.6 million, the majority of which are associated with our operations in the Czech Republic. We may be limited in our ability to use these loss carry forwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by the valuation allowance.

Share of losses allocated to minority interest amounted to $45.9 million in 2001, compared to $63.5 million in 2000. The 2001 minority interest is composed of the losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by the share of earnings attributed to minority interest in MobiFon.

As a result of the foregoing, net income for the year ended December 31, 2001 was $7.3 million compared to a loss of $19.1 million in 2000, and the corresponding basic and diluted earnings per share was $0.09, compared to basic and diluted loss per share of $0.23 for 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues increased to $341.6 million in 2000 from $234.0 million in 1999. MobiFon's continued growth contributed $73.6 million and Český Mobil, which was launched in early 2000, contributed $34.0 million of the increase.

Total operating expenses increased to $388.8 million in 2000 from $237.7 million in 1999. Included in total operating expenses are cost of revenues, selling, general and administrative expenses and depreciation and amortization. Cost of revenues increased to $133.3 million from $83.3 million due in part to the commercial launch of Český Mobil in March 2000. Selling, general and administrative expenses increased by $65.2 million to $167.4 million in 2000. Český Mobil's launch in early 2000 accounted for $58.7 million of the increase.

Depreciation and amortization increased to $88.0 million in 2000 from $52.3 million in 1999, an increase of $35.7 million. A higher asset base in Romania accounted for $13.7 million of the increase. The depreciation of the Czech Republic network assets commenced in 2000 and accounted for $22.0 million.

Interest expense increased by $11.5 million to $36.5 million in 2000. MobiFon's higher level of borrowings under their credit facility accounted for this increase. Interest income increased to $6.0 million in 2000 from $3.9 million in 1999, primarily due to surplus cash balances held at Český Mobil. The foreign exchange loss was $4.9 million in 2000, compared to $15.2 million in 1999. The 2000 loss is a result of the devaluation of the Lei in Romania, which accounted for $6.5 million, partially offset by a $1.6 million gain experienced by Český Mobil.

Due to the uncertainty of generating sufficient taxable income, the tax benefit of our losses has been fully provided for by the valuation allowance.

Share of losses allocated to minority interest amounted to $63.5 million in 2000, compared to $15.9 million in 1999. The 2000 minority interest is composed of the share of losses of subsidiaries attributed to minority interest in TIW Czech, partly offset by the share of earnings attributed to minority interest in MobiFon.

As a result of the foregoing, net loss for the year ended December 31, 2000 was $19.1 million compared to net income of $38.0 million in 1999, and the corresponding basic and diluted loss per share was $0.23 in 2000 compared to basic and diluted earnings per share of $0.45 in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues increased $73.2 million to $234.0 million in 1999 from $160.8 million in 1998. MobiFon's continued growth accounted for all of the increase.

Total operating expenses increased to $237.7 million in 1999 from $187.5 million in 1998. Cost of revenues increased to $83.3 million from $74.3 million due to higher revenues in MobiFon. Selling, general and administrative expenses increased by $27.1 million to $102.2 million in 1999. MobiFon's growth contributed $20.1 million of the increase.

Depreciation and amortization increased to $52.3 million in 1999 from $38.1 million in 1998. The increase is mainly attributable to capital expenditures in Romania.

Interest expense increased by $8.1 million to $25.0 million in 1999. Interest expense is mainly related to MobiFon's long-term senior credit facilities. Interest income remained stable at $3.9 million in 1999 compared to $4.1 million in 1998. The foreign exchange loss of $15.2 million in 1999, compared to a loss of $5.7 million in 1998, is a result of the devaluation of the Lei in Romania.

In November 1999, a shareholder of MobiFon increased its equity interest from 10.0% to 20.1% following the exercise of an option and the purchase of 1.1% of MobiFon's equity owned by us. This same shareholder also repaid a loan from us with a premium. These transactions result in a gain on investment of $62.1 million.

Share of losses allocated to minority interest amounted to $15.9 million in 1999, representing the share of MobiFon's losses attributed to minority interest.

As a result of the foregoing, net income for the year ended December 31, 1999 was $38.0 million compared to a net loss of $31.7 million for the prior year period and the corresponding basic and diluted earnings per share was $0.45 in 1999 compared to a basic and diluted loss per share of $0.38 in 1998.

MobiFon **For the years ended December 31,** ***(in thousands of dollars)***	**2001** **$**	**2000** **$**	**1999** **$**
Revenues			
Services	359,868	299,470	211,359
Equipment	12,475	8,097	22,606
	372,343	307,567	233,965
Cost of services	69,835	62,366	50,706
Cost of equipment	27,236	18,347	32,617
Selling, general and administrative	88,836	96,735	95,731
Operating income before depreciation and amortization	186,436	130,119	54,911
Depreciation and amortization	77,791	65,965	52,238
Operating income	108,645	64,154	2,673

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

MobiFon's service revenues increased to $359.9 million in 2001 from $299.5 million in 2000, reflecting the continued subscriber growth. MobiFon added 831,800 cellular subscribers, compared to 469,700 net additions in the same period in 2000, to reach 2,003,600 subscribers as at December 31, 2001 compared to 1,171,800 at the end of 2000.

Cost of service revenues decreased as a percentage of service revenues to 19.4% in 2001, compared to 20.8% in 2000, and was $69.8 million in 2001 compared to $62.4 million in 2000. The decrease as a percentage of service revenues was attributable to continued tight control over operating costs and economies of scale. The cost of equipment continues to exceed associated equipment revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses decreased to $88.8 million in 2001 compared to $96.7 million in the previous year, as a result of both the continued success from the implementation of a cost control program in 2000, further reductions in selling and marketing expenses of $4.8 million, and strong credit policies which reduced bad debt expense by $1.5 million. MobiFon's operating income before depreciation and amortization increased to $186.4 million in 2001 from $130.1 million in 2000 due to the above factors.

Depreciation and amortization increased to $77.8 million in 2001 from $66.0 million the previous year as a result of network expansion in Romania during 2001 and 2000. As a result of the foregoing, the operating income increased to $108.6 million in 2001 from $64.2 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

MobiFon's service revenues increased to $299.5 million in 2000 from $211.4 million in 1999, reflecting continued subscriber growth. MobiFon's subscriber base increased to 1,171,800 at the end of 2000 from 702,100 at the end of 1999.

Cost of service revenues decreased as a percentage of revenues to 20.8% in 2000, compared to 24.0% in 1999, and was $62.4 million in 2000 compared to $50.7 million in 1999. Most of the decrease as a percentage of revenues was attributed to continued tight controls over operational expenses and economies of scale. The cost of equipment continued to exceed associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses remained stable at $96.7 million in 2000 compared to $95.7 million in the previous year, despite the growth of MobiFon's subscriber base reflecting the implementation of a cost control program and a reduction in selling and marketing expenses, compared to 1999. MobiFon's operating income before depreciation and amortization increased to $130.1 million in 2000 from $54.9 million in 1999 due to subscriber growth.

Depreciation and amortization increased to $66.0 million in 2000 from $52.2 million the previous year as a result of the significant network expansion in Romania during late 1999 and 2000. As a result of the foregoing, the operating income increased to $64.2 million in 2000 from $2.7 million in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

MobiFon's service revenues increased 57.7% to $211.4 million in 1999 from $134.1 million in 1998, reflecting continued subscriber growth to 702,100 at the end of 1999 from 325,300 at the end of 1998.

Cost of service revenues decreased as a percentage of revenues to 24.0% in 1999, compared to 34.6% in 1998, and was $50.7 million in 1999 compared to $46.4 million in 1998. The reduction as a percentage of revenues was due to the reduction of certain costs such as leased lines and economies of scale. The cost of equipment exceeded associated revenues, consistent with our practice to sell equipment at prices that will attract new subscribers.

Selling, general and administrative expenses increased to $95.7 million in 1999 compared to $75.6 million in the previous year due primarily to higher customer acquisition costs resulting from subscriber growth. Operating income before depreciation and amortization increased to $54.9 million in 1999 from $11.5 million in 1998, due to MobiFon's growth.

Depreciation and amortization increased 37% to $52.2 million in 1999 from $38.1 million the previous year as a result of the significant network expansion in Romania during late 1998 and 1999. As a result of the foregoing, operating income increased to $2.7 million in 1999 from an operating loss of $26.7 million in 1998.

Český Mobil

For the years ended December 31, ***(in thousands of dollars)***	**2001** **$**	**2000** **$**	**1999** **$**
Revenues			
Services	125,928	21,508	—
Equipment	18,037	12,529	—
	143,965	34,037	—
Cost of services	97,275	36,654	—
Cost of equipment	22,323	15,969	—
Selling, general and administrative	65,921	63,418	4,712

For the years ended December 31, *(in thousands of dollars)*	2001 $	2000 $	1999 $
Operating loss before depreciation and amortization	(41,554)	(82,004)	(4,712)
Depreciation and amortization	42,562	22,056	15
Operating loss	(84,116)	(104,060)	(4,727)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Český Mobil's service revenues increased to $125.9 million in 2001 from $21.5 million in 2000, reflecting continued subscriber growth and a full year of operations in 2001, compared to 10 months of commercial operations in 2000. Český Mobil added 556,700 net cellular subscribers, compared to 301,700 net additions in the same period in 2000, to reach 858,400 subscribers at as December 31, 2001 compared to 301,700 at the end of 2000.

Cost of service revenues increased by 165% to $97.3 million in 2001, compared to $36.7 million in 2000, in support of the 486% increase in service revenues. Cost of equipment continued to be slightly greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

Selling, general and administrative expenses remained stable at $65.9 million despite the strong subscriber growth in 2001 due to tight cost controls, compared to $63.4 million in the previous year. Český Mobil's operating loss before depreciation and amortization decreased to $41.6 million in 2001 from $82.0 million in 2000 due primarily to subscriber growth.

Depreciation and amortization increased to $42.6 million in 2001 from $22.1 million the previous year as a result of network expansion during 2000 and 2001.

As a result of the foregoing, the operating loss decreased to $84.1 million in 2001 from $104.1 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Český Mobil's service revenues were $21.5 million in 2000, reflecting the launch of commercial operations in March 2000. Český Mobil's subscriber base was 301,700 at the end of 2000.

Cost of service revenues was $36.7 million in 2000. Cost of equipment was higher than associated revenues consistent with our practice to sell equipment at prices to attract new customers and incentives offered on commercial launch.

Selling, general and administrative expenses were $63.4 million in 2000 compared to $4.7 million in the previous year, due to the commercial launch of operations in March 2000 and related subscriber and operations growth. Český Mobil's operating loss before depreciation and amortization increased to $82.0 million in 2000 from $4.7 million in 1999 due to the above.

Depreciation and amortization increased to $22.1 million in 2000 from nil the previous year as a result of network expansion during 1999 and 2000. As a result of the foregoing, the operating loss was $104.1 million in 2000, compared to $4.7 million in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Český Mobil's commercial operations were launched in March of 2000 and as such the operating loss of $4.7 million in 1999 reflects selling, general and administrative expenses incurred in connection with the license bid and pre-launch operations. No operations took place in 1998.

Liquidity and Capital Resources

The following table is a summary of our consolidated cash flows for the years ended December 31, 2001, 2000, and 1999.

Cash Flow Data

For the years ended December 31, *(in thousands of dollars)*	**2001** $	**2000** $	**1999** $
Cash provided by operating activities	51,256	94,922	25,292
Cash used in investing activities	(306,661)	(344,501)	(129,988)
	(255,405)	(249,579)	(104,696)
Cash provided by financing activities	189,786	340,495	111,197
Net effect of exchange rate translation on cash and cash equivalent	(628)	4,436	–
Increase (decrease) in cash and cash equivalents	(66,247)	95,352	6,501
Cash and cash equivalents, beginning of period	121,229	25,877	19,376
Cash and cash equivalents, end of period	54,982	121,229	25,877

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Cash provided by operating activities was $51.3 million for the year ended December 31, 2001, compared to $94.9 million for 2000. The year-over-year decline is entirely attributable to increased working capital needs at Český Mobil as MobiFon's operating income before depreciation and amortization showed continued growth and Český Mobil's operating loss before depreciation and amortization was reduced relative to that experienced in 2000.

Investing activities used cash of $306.7 million during the year ended December 31, 2001, reflecting $283.4 million of cash used for acquisitions of property, plant and equipment and $23.2 million for the acquisition of additional shares of MobiFon. MobiFon and Český Mobil operations accounted for $122.4 million and $161.1 million of the capital spending, respectively.

Financing activities generated cash of $189.8 million for the year ended December 31, 2001. We borrowed $114.1 under our long-term debt facilities, and received $65.8 million in proceeds from investees' shares issued to minority shareholders and $35.6 million in net advances from our parent. These sources of funds were offset by a $25.7 million repayment of long term debt.

Total consolidated indebtedness as of December 31, 2001 was $723.2 million, including $101.6 million of amounts due to TIW and its affiliates, primarily at the corporate level.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Cash provided by operating activities in 2000 was $94.9 million compared to $25.3 million in 1999. The difference is mainly due to an improvement in working capital partially offset by a reduction in operating income before depreciation and amortization.

Cash used in investing activities in 2000 amounted to $344.5 million. This amount mainly relates to the acquisition and build-out of property, plant and equipment in MobiFon and Český Mobil for $85.0 million and $239.5 million, respectively.

Cash provided by financing activities in 2000 was $340.5 million compared to $111.2 million in 1999. Of the 2000 amount, $49.1 million related to proceeds from invested capital and other cash contributions from our parent, TIWC, $19.8 million relates to advances made by TIWC, $169.4 million relates to increase of long-term debt, net of repayments, of which $176.4 million is attributable to Český Mobil, and $121.3 million was provided by the issuance of investees' shares to minority interests.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Cash provided by operating activities in 1999 was $25.3 million compared to cash used in operating activities of $19.3 million in 1998 due mainly to a decrease in operating loss before depreciation and amortization to $3.8 million in 1999 from an operating loss before depreciation and amortization of $26.7 million in 1998 and from a $25 million increase in cash arising from changes in operating assets and liabilities.

Cash used in investing activities in 1999 amounted to $130.0 million. This amount mainly related to acquisition of property, plant and equipment, and licenses of $204.9 million, of which $141.8 million and $63.1 million were made in MobiFon and Český Mobil, respectively. This was partially offset by $74.9 million received as proceeds from the sale of shares of MobiFon to a minority shareholder and reimbursement of advances. Cash used in investing activities in 1998 amounted to $180.6 million and mainly related to acquisitions of capital assets in MobiFon.

Cash provided by financing activities in 1999 was $111.2 million, compared to $207.4 million in 1998. Of the 1999 amount, $89.5 million related to proceeds from the issuance of shares by investees to minority interest and $88.7 million to long-term debt increases. Partially offsetting these cash inflows, was a $79.4 million distribution of capital in reduction of share premium. The $207.4 million provided in 1998 consisted of proceeds from long-term debt of $79.2 million, $84.8 million in proceeds from invested capital and other cash contributions from the parent company, and proceeds from the issuance of a subsidiary's shares to minority interest of $44.8 million.

Sources of Financing

At the corporate level, as at December 31, 2001, we had cash and cash equivalents of $0.9 million and we had indebtedness to TIW and its affiliates, consisting of accounts payable of $10.8 million and demand notes of $90.1 million. Since our inception substantially all of our cash requirements at the corporate level were met by the proceeds from invested capital and other cash contributions from TIW and its affiliates.

At the operating company level, we seek, where possible, to finance the cash requirements of developing and expanding our operations on a project-by-project basis. Although projects are typically financed by contributions from our partners and us in the form of equity and shareholder advances, we seek to obtain third party financing after the initial stages of a project's development. Sources of financing at the operating company level may include vendor financing provided by equipment suppliers, project financing from commercial banks and international financial institutions such as the European Bank for Reconstruction and Development, bank lines of credit and the sale of debt securities by the operating companies.

MobiFon

MobiFon's cash requirements as at December 31, 2001 have been met by aggregate capital contributions of $270.6 million and borrowings under its bank facilities, net of repayments, of $248.5 million.

In September 1997, the European Bank for Reconstruction and Development arranged a $190.0 million loan facility for MobiFon. This facility includes a $10.0 million subordinate loan bearing interest at 15% maturing in 2003, nine-year senior loans totaling $110.0 million bearing interest at LIBOR plus 3.25% and a $70.0 million eight-year syndicated senior loan bearing interest at LIBOR plus 3.05%. MobiFon entered into agreements, including interest rate swap agreements, pursuant to which $158.8 million of the above borrowings have effective fixed interest rates from 8.35% to 9.75% until April 2002. This facility is secured by a pledge of our shares and certain of the minority interests' shares in MobiFon and by substantially all of the assets of MobiFon.

In January 1999, MobiFon closed a second long-term loan facility totaling $105.0 million, jointly arranged by ABN AMRO N.V. and the European Bank for Reconstruction and Development. This second facility from the European Bank for Reconstruction and Development comprises loans of $40.0 million and a $65.0 million syndicated export credit facility. Borrowings under this facility bear variable interest rates and are repayable in installments through 2006. Until April 2002, due to the presence of interest rate swap arrangements, the $72.0 million outstanding under this facility has an effective fixed interest rate of 8.9%. MobiFon used the proceeds to complete the build-out of its cellular network and to pay $25.0 million to extend its ten-year license by five years to November 2011. Due to the substantial increase in MobiFon's subscriber base during 1999, most of which were post-paid subscribers entailing significant up-front expenditures such as dealer and sales representative commissions, MobiFon was unable to meet, as of December 1999, its cash flow multiple ratio financial covenant provided in these loan facilities, defined as total debt plus short-term liabilities over operating income before depreciation and amortization. The lenders granted a waiver on February 1, 2000, subject to certain stated conditions including a reduction of $11.5 million in the amount available for drawing under the facilities. As of December 31, 2000, MobiFon's second facility from the European Bank for Reconstruction and Development was fully drawn. MobiFon met the cash flow financial covenant tests in each quarter during the year 2000. However, because the financial covenants could limit its flexibility in executing its operating plans, MobiFon renegotiated certain of those covenants with the lenders effective from and after December 31, 2000.

MobiFon also has $20.0 million of working capital facilities with ABN AMRO Romania S.A., and with Citibank S.A., secured by a first right over the proceeds from any foreclosure of the pledge of MobiFon's bank accounts.

Český Mobil

The cash requirements of Český Mobil through December 31, 2001 have been met primarily by shareholder contributions of $306.7 million and by $301.8 million of borrowings under their senior secured syndicated credit facility entered into on July 19, 2000.

In July 2000, Český Mobil entered into an agreement for a senior secured syndicated credit facility consisting of €295.7 million and Koruna 5.5 billion (totaling approximately $416.8 million) carrying interest at a rate of EURIBOR plus 1.75% for euro drawings and PRIBOR plus 1.75% for Koruna drawings reimbursable through installments between June 2004 to December 2009. As at December 31, 2001, approximately $301.8 million had been drawn under this facility. Český Mobil entered into interest rate and currency swap arrangements resulting in the amounts drawn by December 31, 2000 (approximately $187 million) effectively being Koruna based and having effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Český Mobil has and will continue to use the funds to finance the construction, operation, working capital, debt service and related requirements of their GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

The facility is collateralized by a pledge of TIW Czech's shares in Český Mobil and of substantially all of the assets of Český Mobil. Under this facility, Český Mobil must respect certain financial covenants and coverage tests. Furthermore, prior to each draw down, the ratio of senior debt to invested capital in Český Mobil must not exceed 60:40 and, by June 30, 2002, the total invested capital in Český Mobil must equal or exceed the euro equivalent of $350.0 million. We and our partners have funded $306.7 million of the required capital and have committed to fund the remaining $43.3 million of which our share is $13.8 million.

As a result of MobiFon's and Český Mobil's syndicated senior credit facilities, substantially all of ClearWave's net assets are restricted.

Future Capital Requirements

We expect to have significant future capital requirements, particularly in relation to the expansion and addition to capacity of our existing networks, and the servicing of debt.. We intend to finance such future capital requirements from cash flow from operating activities, borrowing under our existing credit facilities, minority shareholders' funding under share subscription agreements and through other externally generated funds such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. Our future cash commitments may also include our 24.2% share of the possible exercise of a put option held by a minority shareholder of Český Mobil. TIW Czech N.V. may be required to purchase the Český Mobil shares owned by the minority shareholder for an amount equal to the amount paid, in Czech Koruna, for such shares plus interest of 7.0% per annum. As at December 31, 2001, this minority shareholder has contributed $13.0 million to the equity of Český Mobil.

As at December 31, 2001, our total indebtedness to TIW and its affiliates amounted to $101.6 million consisting of accounts payable of $11.5 million and demand notes at the corporate level of $90.1 million. The demand notes are convertible into shares at the option of TIW subject to certain conditions. Covenants with respect to other debts restrict the ability of our subsidiaries to pay dividends or make other distributions and we do not currently have enough available cash resources to repay the demand notes and the interest thereon. Should those demand notes not be converted into shares, any refinancing, if required, may be with terms more onerous than that of the current demand notes.

MobiFon's future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations. Český Mobil's capital requirements will include the expansion of its cellular network and the financing of its operational losses. These requirements are expected to be financed by drawings under its senior secured syndicated credit facility and by way of TIW Czech N.V.'s shareholders' funding commitments. As at December 31, 2001, our share of such commitments over the next six months is estimated at $13.8 million.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of certain of our operating subsidiaries to transfer funds in the form of dividends, loans or otherwise.

We regularly evaluate opportunities for the expansion of our operations or for further investments in wireless telecommunications projects, including increases in ownership in our current operations. The future capital requirements related to such investment activities, if any, will be incremental to the anticipated capital contributions to existing operations, and therefore additional corporate financing will be required to fund such development projects or to further support current operations. The ability to generate short-term and long-term capital in the future is dependent upon many factors, including general economic conditions in the countries where we conduct our principal operations, and financial market conditions.

Exchange Rates

We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and all operations function in local currencies. Virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, due to regulatory restrictions and market conditions, we may be unable to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from currency rate fluctuations.

At the corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or euros because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. Český Mobil has hedged a portion of its variable rate debt, by entering into interest rate and cross currency swaps in which Český Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on euro 116.3 million and 3.0 billion Koruna of variable rate debt until November 2005. Additionally, these swaps have fixed the foreign currency rates on the euro based debt from the euro to Koruna. A swap was entered into on a further euro 21.5 million of borrowings which fixed the foreign currency rate on the interest payments from euro to Koruna and changed the referenced interest rate from EURIBOR to PRIBOR. This Euro 21.5 million [$19.1 million] and a further 300.5 million Koruna [$8.4 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 10% until November 2005and, until March 2002, will be no lower than 5.89%.. For the remaining amounts, we have decided to accept for the time being the inherent currency risk, principally because of the relatively high cost of buying, or the inability to buy, forward cover in currencies of the countries in which we operate.

Inflation

Inflation has not been a material factor affecting our business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania and the Czech Republic, the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license, such as in the Czech Republic, we may not be able to mitigate the impact of inflation on our operations.

Consolidated Financial Statements

ClearWave N.V.

December 31, 2001 and 2000

To the Board of Management and Shareholders of
ClearWave N.V.

We have audited the accompanying consolidated balance sheets of ClearWave N.V. as of December 31, 2001 and 2000, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of ClearWave N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClearWave N.V. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Montréal, Canada
March 4, 2002

(Signed)
Ernst & Young LLP

CLEARWAVE N.V.

CONSOLIDATED BALANCE SHEETS

As at December 31,
[In thousands of U.S. dollars]

	2001 $	2000 $
ASSETS *[note 7]*		
Current assets		
Cash and cash equivalents	**54,982**	121,229
Trade debtors, net of allowance for doubtful accounts of $8,510 and $8,888 as at December 31, 2001 and 2000 respectively	**44,054**	32,818
Inventories	**15,386**	10,544
Value added taxes recoverable	**6,772**	10,496
Prepaid expenses	**10,843**	11,376
Vendor prepayments	**10,566**	5,048
Other current assets	**7,772**	3,857
Deferred income tax asset *[note 10]*	**3,548**	—
Investments *[note 4]*	—	8,055
Total current assets	**153,923**	203,423
Property, plant and equipment *[note 5]*	**871,070**	728,972
Licenses *[note 5]*	**97,667**	104,199
Goodwill *[note 5]*	**52,606**	24,297
Deferred financing costs	**16,850**	21,843
Total assets	**1,192,116**	1,082,734
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable – trade	**69,146**	118,836
Accounts payable – TIW group *[notes 1 and 13]*	**11,451**	9,591
Value added taxes payable	**1,465**	6,186
Accrued interest	**6,819**	6,383
Other accrued liabilities	**27,162**	23,012
Deferred revenues	**32,370**	15,159
Due to parent and affiliated companies *[notes 1 and 13]*	**90,144**	27,978
Derivative financial instrument position *[note 3]*	**2,788**	—
Current portion of long-term debt *[note 7]*	**41,251**	20,890
Total current liabilities	**282,596**	228,035
Long-term debt *[note 7]*	**580,272**	557,334
Derivative financial instrument position *[note 3]*	**30,083**	—
Deferred income tax liability *[note 10]*	**3,548**	—
Minority interest	**161,575**	167,963
Total liabilities	**1,058,074**	953,332
SHAREHOLDERS' EQUITY *[note 1]*		
Share capital *[note 8]*	**21,467**	21,467
45,868,498 Class A Subordinate Voting Shares and 38,230,950 Class B Multiple Voting Shares		
Share premium	**163,865**	163,865
Deficit	**(45,508)**	(52,843)
Accumulated other comprehensive income (loss)		
Foreign currency translation adjustment	**979**	(3,087)
Fair value of interest rate and cross currency swaps	**(6,761)**	—
Total shareholders' equity	**134,042**	129,402
	1,192,116	1,082,734

Commitments *[note 14]*
See accompanying notes

On behalf of the board of management:

(Signed)
ALEXANDER TOLSTOY
Managing Director

(Signed)
KEES VAN RAVENHORST
Managing Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,
[In thousands of U.S. dollars, except share and per share data]

	2001 $	2000 $	1999 $
Revenues			
Services	**485,796**	320,978	211,359
Equipment	**30,512**	20,626	22,606
	516,308	341,604	233,965
Costs			
Cost of services	**167,110**	99,020	50,706
Cost of equipment	**49,559**	34,316	32,617
Selling, general and administrative expenses *[notes 9 and 13]*	**158,032**	167,407	102,169
Depreciation and amortization *[note 9]*	**120,353**	88,021	52,253
Operating income (loss)	**21,254**	(47,160)	(3,780)
Interest expense *[note 9]*	**(66,703)**	(36,543)	(25,016)
Interest and other income	**3,951**	6,020	3,894
Foreign exchange gain (loss)	**2,939**	(4,937)	(15,167)
Gain on disposal of investments *[note 4]*	—	—	62,136
Income (loss) before income taxes and minority interest	**(38,559)**	(82,620)	22,067
Income taxes *[note 10]*	—	—	—
Income (loss) before minority interest	**(38,559)**	(82,620)	22,067
Minority interest	**45,894**	63,518	15,934
Net income (loss)	**7,335**	(19,102)	38,001
Foreign currency translation adjustment *[note 15]*	**4,066**	(2,568)	(519)
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of minority interest of $757 *[note 3]*	**(1,318)**	—	—
Change in fair value of interest rate and cross currency swaps, net of minority interest of $15,896*[note 3]*	**(5,443)**	—	—
Comprehensive income (loss)	**4,640**	(21,670)	37,482
Weighted average number of shares *[note 1]*	**84,099,448**	84,099,448	84,099,448
Basic and diluted earnings (loss) per share *[note 1]*	**0.09**	(0.23)	0.45

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
[In thousands of U.S. dollars]

	2001	2000	1999
	$	$	$
OPERATING ACTIVITIES			
Net income (loss)	**7,335**	(19,102)	38,001
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities			
Depreciation and amortization	**120,353**	88,021	52,253
Amortization of deferred financing costs	**5,401**	3,917	1,957
Accreted interest on long-term debt	**2,394**	2,070	1,752
Accreted interest on advances from parent company	**10,043**	265	(2,870)
Minority interest	**(45,894)**	(63,518)	(15,934)
Unrealized foreign exchange gains	**(3,643)**	—	—
Gain on disposal of investments	—	—	(62,136)
Changes in operating assets and liabilities *[note 11]*	**(44,733)**	83,269	12,269
Cash provided by operating activities	**51,256**	94,922	25,292
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment *[note 11]*	**(283,422)**	(324,501)	(147,039)
Acquisitions of licenses	—	—	(57,843)
Increase of ownership in subsidiaries *[note 4]*	**(23,239)**	(20,000)	—
Proceeds on advances to minority interests and sale of shares of a subsidiary *[note 4]*	—	—	74,894
Cash used in investing activities	**(306,661)**	(344,501)	(129,988)
FINANCING ACTIVITIES			
Increase (decrease) in short-term loans	—	(5,791)	5,791
Invested capital and other cash contributions from the parent company	—	49,096	8,068
Distribution of capital in reduction of share premium *[note 4]*	—	—	(74,894)
Advances from parent company	**43,739**	19,792	4,705
Reimbursement of advances from parent company	**(8,133)**	(2,160)	—
Issuance of subsidiaries' shares to minority interest, net of issue costs of $1,037 in 1999	**65,779**	121,340	89,509
Deferred financing costs	—	(11,165)	(10,677)
Proceeds from issue of long-term debt	**114,106**	176,385	88,695
Repayment of long-term debt	**(25,705)**	(7,002)	—
Cash provided by financing activities	**189,786**	340,495	111,197
Net effect of exchange rate translation on cash and cash equivalents	**(628)**	4,436	—
Net change in cash and cash equivalents	**(66,247)**	95,352	6,501
Cash and cash equivalents, beginning of period	**121,229**	25,877	19,376
Cash and cash equivalents, end of period	**54,982**	121,229	25,877

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31,
[In thousands of U.S. dollars]

	Invested Capital $	Share Capital *[note 8]* $	Share Premium $	Deficit $	Accumulated Other Comprehensive Income $	Total Shareholders' Equity $
Balance as at December 31, 1998	195,013	—	—	(71,742)	—	123,271
Net income	—	—	—	38,001	—	38,001
Increase in parent net investment	2,068	—	—	—	—	2,068
Reorganization *[note 1]*	(197,081)	151	196,930	—	—	—
Cash contributions allocated as share premiums	—	—	6,000	—	—	6,000
Distribution of capital	—	—	(74,894)	—	—	(74,894)
Reorganization of share capital *[note 1]*	—	21,316	(21,316)	—	—	—
Foreign currency translation adjustment	—	—	—	—	(519)	(519)
Balance as at December 31, 1999	—	21,467	106,720	(33,741)	(519)	93,927
Net loss	—	—	—	(19,102)	—	(19,102)
Cash contributions allocated as share premiums	—	—	57,145	—	—	57,145
Foreign currency translation adjustment	—	—	—	—	(2,568)	(2,568)
Balance as at December 31, 2000	—	21,467	163,865	(52,843)	(3,087)	129,402
Net income	—	—	—	7,335		7,335
Foreign currency translation adjustment	—	—	—	—	4,066	4,066
Cumulative effect of change in accounting principle for derivatives and hedging activities	—	—	—	—	(1,318)	(1,318)
Change in fair value of interest rate and cross-currency swaps	—	—	—	—	(5,443)	(5,443)
Balance as at December 31, 2001	—	21,467	163,865	(45,508)	(5,782)	134,042

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

ClearWave N.V. ["the Company"], either directly or indirectly, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A. and in the Czech Republic through its operating subsidiary, Český Mobil a.s. As at December 31, 2001, Telesystem International Wireless Corporation N.V. ["TIWC"], itself a wholly-owned subsidiary of Telesystem International Wireless Inc. ["TIW"], had a 45.5% equity interest and an 80.7% voting interest in the Company. As at December 31, 2001 the Company owned 100% of the equity and voting rights of TIW Holding (Cyprus) Limited, which owned 63.5% of the equity and voting rights of MobiFon S.A. The Company also owned 23.4% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V., which owned 95.5% of the equity and voting rights of Český Mobil a.s.

The Company expects to have future capital requirements, particularly in relation to the expansion of the Czech Republic cellular network, the servicing of its debts in Romania and the addition of capacity to its existing networks. The Company intends to finance such future capital requirements from cash flows from operating activities as it relates to MobiFon S.A. For Český Mobil a.s., it will be financed by the syndicated senior credit facility and by committed equity contribution from TIW Czech N.V. The Company's future cash commitments may also include the possible exercise of a put option held by a minority shareholder of its operating subsidiary [see note 14]. The Company's share of these commitments amounts to approximately $18 million as at December 31, 2001 which will be financed from subsidiary distributions, asset sales, shareholder contributions or other sources.

As at December 31, 2001, the Company's total indebtedness to TIW and its affiliates amounted to $101.6 million consisting of accounts payable of $11.5 million and demand notes at the corporate level of $90.1 million. The demand notes are convertible into shares at the option of TIW and its affiliates subject to certain conditions *[see note 13]*. Covenants with respect to other debts restrict the ability of the Company's subsidiaries to pay dividends or make other distributions and the Company does not currently have enough available cash resources to repay the demand notes and the interest thereon. Should those demand notes not be converted into shares, any refinancing, if required, may be with terms more onerous than that of the current demand notes.

The Company intends to finance any future projects in the region from externally generated funds, such as the sale of debt and equity securities, vendor financing and project financing from commercial banks and international financial agencies. The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of presentation

The Company was incorporated on September 17, 1999 under the laws of The Netherlands. On that date, the Company issued 50,000 shares of its common stock to TIWC, its parent company, for a consideration of €50,000. Pursuant to a Share Contribution Agreement dated October 21, 1999 with TIWC, the Company issued 100,000 shares of its common stock in exchange for TIWC's 62.0% equity interest in MobiFon S.A., advances made to a minority shareholder in MobiFon S.A. and other costs incurred by TIWC in 1999 in connection with its projects in Central and Eastern Europe. On October 22, 1999, the Company acquired from TIWC all of the issued and outstanding shares of TIW Czech N.V., for consideration of one share of its common stock. This reorganization was accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Central and Eastern Europe.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONT'D)

On February 13, 2001, a reorganization of the Company's share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class "B" Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class "A" Subordinate Voting Shares and 37,930,948 Class "B" Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, the Company became a registrant with the Securities Exchange Commission in the United States and with the Canadian securities commissions.

The continuity of the number of shares in these financial statements reflects the attribution of the new capital structure adopted following the reorganizations described above as though it had always existed. Under a contract of association, as long as MobiFon S.A. constitutes over 25% of the fair market value of the Company's assets, all transfers and issuance of the Company's treasury shares, except for the above units, give a minority shareholder of MobiFon S.A., a right of first refusal to purchase a proportionate percentage of the Company's interest in MobiFon S.A. at fair market value.

The consolidated financial statements present net assets as invested capital for the period from inception to October 21, 1999. On this date, the invested capital was allocated to common stock based on the nominal value with the balance allocated to share premium. These consolidated financial statements include the funding through invested capital. The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed in the Company as a stand-alone entity because the Company's access to capital and cost of capital as a stand-alone entity would have been different than that of TIWC. In connection with the initial subscription of MobiFon S.A., TIWC. had made advances to certain Romanian minority shareholders that have not been reflected in these financial statements.

The consolidated financial statements for the period from inception to October 21, 1999 include an allocation of TIW's central management costs based on the level of services rendered. TIW's central management costs include all of the incremental costs from TIW employees and consultants undertaking activities on behalf of the Company and its subsidiaries, including but not exhaustively business development, technical, engineering and general management, marketing and customer services and financial management and a percentage allocation of other corporate costs which could not be specifically allocated to the Company and its subsidiaries. The Company believes that such basis of allocation is reasonable and that the allocated amount, together with costs incurred directly by the Company's operations, is representative of the costs that would have been incurred by the Company's operations on a stand-alone basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"] and the related rules and regulations adopted by the United States Securities and Exchange Commission. As described in Note 16, except for the presentation of the consolidated statements of comprehensive income (loss), these accounting principles would not materially differ from those that would have been followed had the financial statements been prepared in accordance with Canadian GAAP.

The summary of significant accounting policies is as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's principal subsidiaries are TIW Holding (Cyprus) Limited, and its subsidiary MobiFon S.A., and TIW Czech N.V., and its subsidiary Český Mobil a.s. The effect of the decrease in the Company's equity interest as a result of the shares issued by subsidiaries to minority interests is reported as dilution gains or losses in the Company's consolidated statements of income (loss).

Cash equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Inventories

Inventories consist principally of handsets and accessories held for resale and spare parts and are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value.

Property, plant and equipment and licenses

Fixed assets and intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure	10 years
Buildings	20 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Licenses	15 and 20 years
Leasehold improvements	terms of the leases

Goodwill

Goodwill, representing the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired, is amortized over a period of 20 years. On an ongoing basis, management evaluates the carrying value of goodwill for possible impairment. Such evaluation compares current and anticipated non-discounted cash flows before interest charges from related operations to the unamortized goodwill balance over its remaining life, and considers operating trends and other relevant factors.

Financing costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized, using the straight line method, over the life of the debt to which they relate.

Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Foreign currency translation

Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss). Results of operations from Český Mobil a.s., which reports in Czech Koruna are translated using the current rates at the transaction dates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting translation gains or losses are accumulated as a separate component of shareholders' equity.

Romania has a highly inflationary economy and accordingly the financial statements of foreign entities in highly inflationary economies, in this case MobiFon S.A., are re-measured, using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

Revenue recognition

Revenues from airtime and roaming, including those billed in advance are recognized when services are provided or when contracts expire in the case when services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the revenue for the airtime is measured, at the price of the airtime on a stand-alone basis. When prepaid cards are sold to dealers, the revenue for the airtime is measured at the face value of the time sold.

Subscriber acquisition costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising costs

Advertising costs are expensed as incurred.

Earnings per share

Basic earnings (net loss) per share is calculated using the weighted average number of shares of common stock outstanding during the year.

Derivative financial instruments

Interest rate option and swap agreements and cross currency swap agreements are used by the Company to hedge cash flow risk on its variable rate long-term debt. Changes in the fair value of these instruments are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Recent accounting developments

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the non amortization provisions of Statement 142 is expected to result in an increase in net income of $2.8 million ($0.03 per share) in 2002. Similar requirements were also issued in Canada under Sections 1581 and 3062 of the CICA Handbook.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the Company enters into interest rate swaps, in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount; the Company also manages its foreign currency exposure through hedging contracts. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly.

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
All of the Company's derivatives that are designated as hedges at December 31, 2001 are designated as cash flow hedges.

As disclosed in Note 7, MobiFon S.A. has hedged its variable-rate debt, which matures in 2006, by entering into interest rate swaps and agreements with MobiFon's lenders in which MobiFon has agreed to exchange, at specified intervals, the difference between fixed and variable interest on its $230.8 million of variable rate debt until April 2002. These swaps have a fair value totaling ($2.8) million as at December 31, 2001, and were designated as cash flow hedges of the underlying variable-rate interest payments. Since the Company's assessment of the hedging relationship revealed immaterial ineffectiveness, the entire unrealized loss, net of tax and minority interest, was recorded in Accumulated Other Comprehensive Income within Shareholders' Equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

3. CHANGE IN ACCOUNTING POLICY (CONT'D)

Additionally, as further described in Note 7, Cesky Mobil a.s.. has hedged a portion of its variable-rate debt, by entering into interest rate and currency swap arrangements in which Cesky Mobil has agreed to exchange, at specified intervals, the difference between fixed and variable interest on Euro 116.3 million and 3.0 billion Koruna of variable rate debt until November 2005. Additionally, the swaps relating to €137.8 million of Euro-based debt have fixed the foreign currency rates on the interest payments and on €116.3 million of principal from the Euro to Koruna and have been designated as cash flow hedges of the underlying variable-rate foreign currency interest and principal payments. $9.5 million of the unrealized loss associated with the swaps was reflected in income against the change in carrying value of the related hedged foreign currency debt; since the Company's assessment of the hedging relationship revealed no ineffectiveness, the remaining unrealized loss, net of tax and minority interest, was recorded in Accumulated Other Comprehensive Income within Shareholders' Equity.

For the year ended December 31, 2001 the change in the fair value of the Company's interest rate swap and foreign currency cash flow hedges totaled $30.8 million, of which $9.5 million was reflected in income against the change in carrying value of the related hedged foreign currency debt; the effect on Other Comprehensive Income, after accounting for minority interest share of these changes, is $6.8 million, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001. $2.8 million of the unrealized loss relates to interest rate swaps which expire in April 2002 and, as such, has been included in current liabilities. The remaining unrealized losses are included in long term liabilities. The concentration of credit risk with respect to these financial instruments is limited.

A rollforward of Other Comprehensive Income related to these hedges is provided below:

For the year ended December 31, 2001	MobiFon S.A.	Český Mobil a.s.	Total
Cumulative effect of adopting Statement 133	1,318	-	1,318
Net change in derivative fair value during the period	453	4,990	5,443
Other comprehensive income balance (end of year)	1,771	4,990	6,761

4. INVESTMENTS AND DIVESTITURES

MobiFon S.A.

In November 1999, a minority shareholder of MobiFon S.A. exercised its option to acquire treasury shares of MobiFon S.A., for cash consideration of $25.6 million. In addition, this minority shareholder reimbursed the Company for advances made to it and also acquired shares of MobiFon S.A., held by the Company for an aggregate cash consideration of $74.9 million which has been paid to TIWC as a distribution of capital and recorded as a reduction of share premium. As a result of these transactions a gain of $62.1 million was recognized and the equity interest of the Company in MobiFon S.A., decreased from 62.0% to 54.7%. The gain included a dilution gain of $6.0 million.

In June 2000, the Company acquired 4.23% of MobiFon S.A.'s outstanding shares from a minority shareholder for an aggregate purchase price of $32.2 million. Of this amount, $17.0 million was paid cash and $6.1 million through a forgiveness of debt, which was financed by a $15.1 million demand loan and $8.0 million of equity contributions from TIWC. The remaining $9.1 million was paid through an issue of shares by TIW. The issuance of shares by TIW on behalf of the Company resulted in a corresponding demand loan from TIW. In November 2000, the Company entered into an agreement to sell 25% of the acquisition for proceeds equal on a pro-rata basis to the consideration paid by the Company subject to fulfillment of certain conditions. Those conditions were fulfilled in January 2001. The acquisition was accounted for using the purchase method except for the shares subject to the November 2000 sale agreement, which are considered to be a temporary investment and accounted for at cost. As a result of the acquisition, $19.5 million of goodwill has been recorded and the Company's equity interest increased from 54.7% to 58.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

4. INVESTMENTS AND DIVESTITURES (CONT'D)

On February 15, 2001, pursuant to an agreement signed in December 2000, the Company acquired 5.7% of MobiFon S.A.'s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt. The issuance of units by TIW on behalf of the Company resulted in a corresponding demand loan from TIWC. These transactions, which increased the Company's equity interest to 63.5%, were accounted for using the purchase method and goodwill amounting to $31 million was recorded.

Český Mobil a.s.

In January 2000, TIW Czech N.V., exercised its right to acquire an additional 34.5% interest in Český Mobil a.s., for $3.0 million pursuant to call option agreements with a minority shareholder of Český Mobil a.s. As a result of this transaction TIW Czech N.V.'s, equity interest in Český Mobil a.s., increased from 51.0% to 85.5%. This acquisition was accounted for using the purchase method, and the excess of the purchase price over the fair value of the identifiable net assets acquired resulted in the creation of goodwill in an amount of $5.6 million.

Following the capital calls of Český Mobil a.s., in 2000 and 2001 in which the shareholders other than the Company's subsidiary did not participate, the equity interest of the Company's subsidiary in Český Mobil a.s., increased from 85.5% to 94.1% and 95.5% at December 31, 2000 and 2001, respectively and will further increase to 95.8% upon registration of the shares issued pursuant to the December, 2001 call. No goodwill resulted from these transactions.

5. PROPERTY, PLANT AND EQUIPMENT, LICENSES AND GOODWILL

	Cost $	Accumulated depreciation and amortization $	Net book value $
As at December 31, 2001			
Property, plant and equipment			
Network equipment and infrastructure	**840,690**	**183,663**	**657,027**
Buildings and leasehold improvements	**29,767**	**6,573**	**23,194**
Computer equipment and software	**149,179**	**67,405**	**81,774**
Other equipment	**23,277**	**11,208**	**12,069**
Construction in progress	**97,006**	—	**97,006**
	1,139,919	**268,849**	**871,070**
Licenses	**134,800**	**37,133**	**97,667**
Goodwill	**56,024**	**3,418**	**52,606**
As at December 31, 2000			
Property, plant and equipment			
Network equipment and infrastructure	**721,680**	110,901	610,779
Buildings and leasehold improvements	**22,535**	3,630	18,905
Computer equipment and software	**97,394**	33,795	63,599
Other equipment	**16,265**	8,073	8,192
Construction in progress	**27,497**	—	27,497
	885,371	156,399	728,972
Licenses	**133,248**	**29,049**	**104,199**
Goodwill	**25,108**	**811**	**24,297**

Included in buildings and leasehold improvements are assets with a net carrying value of $12.2 million [2000 - $12.9] that are financed through an obligation under a capital lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

6. SHORT-TERM LOANS

As at December 31, 2001, MobiFon S.A. has available uncommitted operating credit facilities totaling $20 million and Český Mobil a.s., has an uncommitted operating credit facility of €7.0 million [$6.2 million], none of which were drawn as at December 31, 2001 and December 31, 2000. The uncommitted short term credit facility for €7.0 million bears interest at a rate of EURIBOR or LIBOR plus 0.65% per annum, depending on the drawing currency. The $20 million facilities consist of a $9.0 million overdraft facility and $1.0 million for issuance of letters of guarantee to third parties through ABN AMRO (Romania) and a second $10 million facility through Citibank (Romania). The $9.0 million overdraft facility can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. The second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

7. LONG-TERM DEBT

	2001 $	2000 $
MobiFon S.A.		
Syndicated senior credit facilities		
Original facility	158,825	175,398
Expansion facility	71,963	81,094
	230,788	256,492
Subordinated loans, including accrued interest of $7,726 and $5,333 as at December 31, 2001 and 2000 respectively	17,726	15,333
Other	12,700	12,700
	261,214	284,525
Český Mobil a.s.		
Syndicated senior credit facility		
Tranche "A" [€179.4 million and Koruna 2.5 billion - 2001, € 89.7 million and Koruna 1.3 billion - 2000]	229,902	116,841
Tranche "B" [€26.6 million and Koruna 1.7 billion - 2001 and 2000]	71,902	70,386
	301,804	187,227
Financing under supply contracts to be refinanced by the syndicated senior credit facilities [€ 65.8 million – 2001, € 1129 million – 2000]	58,505	106,472
	360,309	293,699
	621,523	578,224
Less current portion	41,251	20,890
	580,272	557,334

MobiFon S.A.

The syndicated credit facilities include a $10 million subordinated loan bearing interest at 15% maturing in 2003 and $231.0 million [originally $285.0 million] of senior loans bearing interest at LIBOR plus 2.25% to 5.25% repayable by installments through October 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7. LONG-TERM DEBT (CONT'D)

The syndicated senior credit facilities are collaterized by a pledge of the Company's and certain of the minority interest's shares in MobiFon S.A., and by substantially all of the assets of MobiFon S.A., except for a first ranking pledge of MobiFon S.A.'s bank accounts in favor of the lenders under the operating credit facilities. The carrying value of these pledged assets as at December 31, 2001 is $538.8 million. MobiFon S.A. entered into interest rate swap agreements pursuant to which $171.9 million ($183.3 million at December 31, 2000) of the above borrowings have effective fixed interest rates from 7.41% to 9.68% until April 2002. A further $58.9 million ($63.3 million at December 31, 2000) of the above borrowings have effective fixed interest rates ranging from 8.35% to 9.75% until April 2002 as a result of an agreement with the lenders. The weighted average effective interest rate on these senior loans is 9.12% in 2001 [2000 – 9.46%]. This risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions registered in the European Union and the United States.

Český Mobil a.s.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $344.9 million] carrying interest at a rate of EURIBOR plus 1.75% for Euro drawings and PRIBOR plus 1.75% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility until June 2004 which will continue to be repaid until the maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $71.9 million] carrying interest at EURIBOR plus 2.25% for Euro drawings and PRIBOR plus 2.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. Drawings under either tranche must be on a dollar-for-dollar basis with the other tranche.

Český Mobil a.s. entered into interest rate and currency swaps arrangements pursuant to which €116.3 million [$103.4 million] of the Euro based borrowings as at December 31, 2001 are effectively Koruna based and, together with an additional 3.0 billion Koruna [$83.5 million] have effective fixed interest rates ranging from 8.59% to 9.98% until November 2005. Swaps have also been entered into on the €21.5 [$19.1 million] draw which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. This €21.5 [$19.1 million] and a further 300.5 million Koruna [$8.4 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 10%, and will be no lower than 5.89%, until November, 2005. The effective weighted average interest rate on this credit facility is 8.0% in 2001 (9.45% in 2000). This risk of non-performance by counter-parties to the swap agreements is low, as the agreements have been concluded with large, credit worthy financial institutions registered in the European Union and the United States.

The facility is collateralized by a pledge of TIW Czech N.V.'s, shares in Český Mobil a.s., and of substantially all of the assets of Český Mobil a.s. Drawings under this credit facility are subject to certain financial tests and ratios.

As a result of MobiFon S.A.'s and Český Mobil a.s.'s syndicated senior credit facilities, the majority of the Company's net assets are restricted from distribution to the Company, unless waivers are obtained.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2001 during the next five years are as follows:

	$
2002	41,251
2003	74,794
2004	81,016
2005	96,396
2006	82,832

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

8. SHARE CAPITAL [NOTES 1 AND 13]

Authorized

200,000,000 Class "A" Subordinate Voting Shares with a nominal value of €0.10. Each share carries the right to cast one vote.

200,000,000 Class "B" Multiple Voting Shares with a nominal value of €0.50. Each share carries the right to cast five votes, convertible, at the holder's option, into one Class "A" Subordinate Voting Share and four Class "C" shares. Class "C" Shares with a nominal value of €0.10 and carrying one vote per share are to be authorized and issued upon conversion of the Class "B" Multiple Voting Shares and are redeemable and cancelable for no consideration.

Issued

	Class "A" Subordinate Voting Shares		Class "B" Multiple Voting Shares		Total	
	Number	$	Number	$	Number	$
Balance as at December 31, 2001 and 2000	45,868,498	4,154	38,230,950	17,313	84,099,448	21,467

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	2001 $	2000 $	1999 $
Depreciation and amortization			
Property, plant and equipment	**109,825**	79,318	45,291
Licenses	**7,921**	7,892	6,962
Goodwill	**2,607**	811	—
	120,353	88,021	52,253
Interest expenses			
Interest on long-term financing	**51,246**	31,779	22,197
Interest on short-term financing	**10,426**	847	862
Amortization of deferred financing costs	**5,031**	3,917	1,957
	66,703	36,543	25,016
Other information			
Bad debt expense	**10,495**	10,267	4,012
Advertising costs	**25,017**	28,873	18,767

[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which relate to MobiFon S.A., which is in a highly inflationary economy. Significant components of the Company's deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

	2001 $	2000 $
Deferred tax assets		
Loss carryforwards	53,945	52,355
Carrying value of liabilities in excess of their tax value	9,063	4,169
Tax value of assets in excess of their carrying value	8,410	—
Total deferred tax assets before valuation allowance	71,418	56,524
Valuation allowance for deferred tax assets	(67,870)	(56,423)
Deferred tax assets	3,548	101
Deferred tax liabilities		
Carrying value of assets in excess of their tax value	(3,548)	101
Net deferred tax assets	—	—

As at December 31, 2001, the operational subsidiaries had net operating loss carryforwards that are available to reduce taxable income in future years, as follows:

Losses expiring in:	$
2004	4,600
2005	5,200
2006	5,400
2007	76,800
2008	63,600
	155,600

The net deferred tax assets for each period have been fully offset by a valuation allowance, due to the limited operating history of MobiFon S.A and Český Mobil a.s. The components of consolidated net income (loss) before income taxes and minority interest were as follows:

	2001 $	2000 $	1999 $
Corporate	**(18,362)**	(11,708)	61,336
Romania	**75,027**	25,654	(33,464)
Czech Republic	**(95,224)**	(96,566)	(5,805)
	(38,559)	(82,620)	22,067

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

10. INCOME TAXES (CONT'D)

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2001 $	2000 $	1999 $
Tax at statutory rate of 35%	**13,496**	28,917	(7,723)
Differences in effective rate attributable to income taxes of other countries	**3,694**	(1,306)	(3,579)
Differences related to assets and liabilities re-measured from local currency into the functional currency	**(2,747)**	(9,444)	9,454
Effect of change in tax rate in Romania from 38% to 25% in 1999	**—**	—	(19,811)
Tax effect of non taxable gain on investments	**—**	—	21,750
Non tax deductible expenses	**(2,996)**	(1,507)	(1,238)
Valuation allowance	**(11,447)**	(16,660)	1,147
	—	—	—

11. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENT OF CASH FLOWS

	2001 $	2000 $	1999 $
Changes in operating assets and liabilities			
Trade debtors	**(11,236)**	(11,682)	(4,100)
Inventories	**(4,842)**	(2,131)	1,509
Prepayments and other current assets	**2,879**	(16,385)	2,820
Accounts payable	**(48,225)**	82,668	6,438
Accounts payable—TIW Group	**1,080**	3,088	3,786
Accrued liabilities	**(1,600)**	17,828	1,696
Deferred revenues	**17,211**	9,883	120
	(44,733)	83,269	12,269
Other cash flow information			
Interest paid	**52,345**	30,857	19,412
Significant non cash investing activities:			
Partial settlement on the acquisition of 5.67% [2000 - 4.23%] of MobiFon S.A.'s outstanding shares *[see note 4]*	**17,297**	15,221	—
Unpaid acquisitions of property, plant and equipment financed under supply contracts	**58,505**	106,472	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

12. SEGMENTED INFORMATION

As at December 31, 2001, the Company has two reportable segments: cellular operations in Romania and in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, including the impact of consolidation adjustments on the segments. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

Information about the reportable segments is summarized as follows:

	Romania $	Czech Republic $	Unallocated Corporate Expenses $	Total $
Year ended December 31, 2001				
Revenues				
Services	**359,868**	**125,928**	**—**	**485,796**
Equipment	**12,475**	**18,037**	**—**	**30,512**
	372,343	**143,965**	**—**	**516,308**
Cost of services	**69,835**	**97,275**	**—**	**167,110**
Cost of equipment	**27,236**	**22,323**	**—**	**49,559**
Selling, general and administrative expenses	**88,836**	**65,921**	**3,275**	**158,032**
Depreciation and amortization	**77,791**	**42,562**	**—**	**120,353**
Operating income (loss)	**108,645**	**(84,116)**	**(3,275)**	**21, 254**
Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $ 58,505 financed under supply contracts)	**122,360**	**109,211**	**—**	**231,571**
Property, plant and equipment, licenses and goodwill as at December 31, 2001	**537,739**	**483,604**	**—**	**1,021,343**
Total assets as at December 31, 2001	**648,946**	**542,159**	**1,011**	**1,192,116**
Operating income (loss) before depreciation and amortization	**186,436**	**(41,554)**	**(3,275)**	**141,607**
Year ended December 31, 2000				
Revenues				
Services	299,470	21,508	—	320,978
Equipment	8,097	12,529	—	20,626
	307,567	34,037	—	341,604
Cost of services	62,366	36,654	—	99,020
Cost of equipment	18,347	15,969	—	34,316
Selling, general and administrative expenses	96,735	63,418	7,254	167,407
Depreciation and amortization	65,965	22,056	—	88,021
Operating income (loss)	64,154	(104,060)	(7,254)	(47,160)
Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $113,971 financed under supply contracts and capital leases)	92,510	345,962	—	438,472
Property, plant and equipment and licenses as at December 31, 2000	462,443	395,025	—	857,468
Total assets as at December 31, 2000	543,782	527,477	11,475	1,082,734
Operating income (loss) before depreciation and amortization	130,118	(82,004)	(7,253)	40,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

12. SEGMENTED INFORMATION (CONT'D)

	Romania	Czech Republic	Unallocated Corporate Expenses	Total
	$	$	$	$
Year ended December 31, 1999				
Revenues				
Services	211,359	—	—	211,359
Equipment	22,606	—	—	22,606
	233,965	—	—	233,965
Cost of services	50,706	—	—	50,706
Cost of equipment	32,617	—	—	32,617
Selling, general and administrative expenses	95,731	4,712	1,726	102,169
Depreciation and amortization	52,238	15	—	52,253
Operating income (loss)	2,673	(4,727)	(1,726)	(3,780)
Acquisitions of property, plant and equipment and licenses	141,780	63,102	—	204,882
Operating income (loss) before depreciation and amortization	54,911	(4,712)	(1,726)	48,473

13. RELATED PARTY TRANSACTIONS

The consolidated financial statements include fees and costs charged to MobiFon S.A. and Český Mobil a.s. for technical service provided by companies within the TIW group of related companies [the "TIW Group"]. These fees and costs represented principally compensation of the TIW Group's employees involved directly in the Company's operations in areas such as engineering, information technology, marketing, human resource, finance administration and other costs incurred by the TIW Group on behalf of the operational subsidiaries.

Also included in the consolidated financial statements are development costs incurred by TIWC for its projects in Central and Eastern Europe in 1999 and during the years ended December 31, 2000 and 2001. These development costs include direct costs such as professional fees and travel expenses and an allocation of overhead expenses based on direct development costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

13. RELATED PARTY TRANSACTIONS (CONT'D)

These fees and costs are presented as follows:

	2001	2000	1999
	$	$	$
Selling, general and administrative expenses	**10,508**	22,478	6,542
Licenses	—	—	4,281
Property, plant and equipment	—	—	2,525
Prepaid expenses	**211**	—	480
	10,719	22,478	13,828

Advances from parent company bear interest at 14% annually and are repayable on demand.

The parent company has the option to convert the advances into Class A subordinated voting shares of the Company, subject to corporate and regulatory approvals. The conversion has to be made at a price equal to the market price of the subordinate voting shares of the Company determined based on the trading price of the Units of TIW on the Toronto Stock Exchange ["TSE"], discounted to the highest discount permitted by the TSE. In 2001, interest expense of $10 million [$0.3 million in 2000] was charged on advances from the parent company.

14. COMMITMENTS AND CONTINGENCIES

Commitments under long-term operating leases

The future minimum lease payments under operating leases, relating primarily to properties and sites, are as follows:

	$
2002	14,100
2003	10,900
2004	8,800
2005	5,700
2006	5,200
2007	4,700
Total	49,400

Not included in the above are approximately $7.2 million in annual line lease payments, the contracts for which can be terminated, subject to a 6 month lease payment penalty, and annual microwave lease payments of approximately $2.4 million. Rental expenses amounted to $11.7 million, $12.5 and $12.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Commitments under supply contracts

The Company's operating subsidiaries have purchase commitments of approximately $62 million with network equipment and systems support providers.

Minority shareholders right

In the event there has not been an initial public offering of the shares of MobiFon S.A. by October 1, 2004, a minority shareholder of MobiFon S.A. may require the Company or TIW, at the Company's option, to make an offer to acquire the minority shareholder's shares. The Company may also require the minority shareholder to sell their shares of MobiFon S.A. The purchase price of such shares will be their fair market value as determined by an independent valuation and shall be payable, at the Company's option, in cash or shares of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

14. COMMITMENTS AND CONTINGENCIES (CONT'D)

As part of the creation of Český Mobil a.s., a minority shareholder was given a put option and, as a result, TIW Czech N.V. *may be required to purchase the Český Mobil a.s., shares owned by this minority shareholder for* an amount equal to the amount paid, in Czech Koruna, for such shares by the minority shareholder plus interest of 7.0% per annum. The Company's share of the potential TIW Czech N.V. commitment amounts to 24.2%. This put option is exercisable during a period of two years beginning in October 2001. As at December 31, 2001, this minority shareholder has contributed $13.0 million to the equity of Český Mobil a.s., and this amount is included with minority interest on the balance sheet.

License agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $11.9 million. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and provide a specified level of services in their respective coverage areas.

15. FINANCIAL INSTRUMENTS

Fair value

The carrying amounts of cash and cash equivalents, trade debtors, accounts payable, value added taxes recoverable and payable as well as advances from parent company approximate their fair values due to the short-term maturity of these instruments.

The carrying amounts of short-term loans and long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Credit risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. Generally, the Company does not require collateral or other security to support its receivables at MobiFon S.A. but will require deposits at Český Mobil a.s.

Cash and cash equivalents are deposited with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of only dealing with large, creditworthy financial institutions.

Currency risk

MobiFon S.A. operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei.

As at December 31, 2001, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $7.8 million [$12.3 million as at December 31, 2000].

During the year ended December 31, 2001, the Czech Koruna appreciated relative to the U.S. dollar. As at December 31, 2001, the exchange rate to Czech Koruna was $0.0281 for one Czech Koruna compared to $0.0268 for one Czech Koruna as at December 31, 2000. The appreciation has affected the Company's net assets from Český Mobil by $4.1 million and has been accounted for as an increase to shareholder's equity by affecting the cumulative foreign currency translation adjustment account.

16. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $6.8 million, minority interest would be increased by $16.6 million, current liabilities would be reduced by $2.8 million and long term liabilities would be reduced by $20.6 million under Canadian GAAP.

17. COMPARATIVES FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2001.

The issuer acknowledges that Computershare is filing the documentation provided to it by the Issuer on a best efforts basis and that Computershare is not responsible for ensuring that the documentation is complete, on time or in accordance with the requirements of the various Securities Commissions.
The Issuer further recognizes that Computershare will incur no liability with respect to the filing of the documentation or any other services performed on behalf of the Issuer except in those situations where Computershare's bad faith, gross negligence or willful misconduct is proven.

Revised December 7, 2000

SEDAR? FILING REQUEST, Schedule B

Legal Deadline for Filing May 16, 2002

Documents will be submitted to SEDAR? prior to the legal deadline for filing, if approved, unless indicated to the contrary below:

File on legal deadline ____X____ File on (date) ________

1. **Issuer Name** ClearWave N.V.

2. **SEDAR? Filer Profile/Group Number** 4549

3. **Issuer Contact** **Grégoire Baillargeon**

   Phone # (514) 673-8426 **Fax #** (514) 573-8314

   Alternate Contact Anne Roberge

   Phone # (514) 673-8445 **Fax #** (514) 573-8314

4. **Classification of Issuer** (Please check one)

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5. **Classification of Filing** (Please check one)

   Continuous Disclosure _☞_
   Securities Offering ____
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   Going Private/Related Party Transactions ____
   Exemption and Other Applications ____
   Other Reviewable Transactions ____
   Third Party Filer ____
   Offeree Profile # ____
   Offeror Profile # ____

6. **POP Issuer** Yes _☞_ No___ **MRRS Principal Regulator** Québec

7. **Secondary Filer Access Required** **Yes** ____ **No** _☞_

   User ID #:________ Access; View____ Retrieve____ Submit____

8. Jurisdictions for Filing and Filing Fees, where applicable. Please check (✍) applicable jurisdictions.
(Note: cheque must be delivered to Computershare prior to the filing date)

✍		1st Filing fees	2nd Filing fees
✍	BC	—	$
✍	AB	—	$
✍	SK	—	$
✍	MB	—	$
✍	ON	—	$
✍	QC	—	$

✍ ✍		1st Filing fees	2nd Filing fees
	NB	$ —	$
	NS	$ —	$
	PEI	$ —	$
	NF	$ —	$
	NWT	$	$
	YK	$	$
	NV	$	$
	CDS	$ —	$
	Total	$ —	$

✍ ✍	Exchanges
	CDNX
	CDNX BC
	CDNX AB
✍	TSE
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NOTE: GST is only applicable to CDS fees, not Commission fees.

9.Document(s) to be filed.

- Fiscal period ended December 31, 2001 1st____ 2nd____ 3rd____ 4th____ Quarter

- Meeting Date ____________________ Meeting Type ____________________

Type of Filing (Annual, Quarterly...)	File Name (annual.pdf, quarter.pdf...)	Delivery Method	Date	Basic Service Applied**	
		(e-mail, courier to Computershare/Bowne....)		No Conversion	Convert to PDF
Notice of Meeting	Notice of Meeting-English.pdf	E-Mail	05-16-02	✍	
Avis de convocation	Avis de convocation.pdf	E-Mail	05-16-02	✍	
Proxy Circular	Without notice MPC .pdf	E-Mail	05-16-02	✍	
Circulaire de sollicitation	Without notice MPC French.pdf	E-Mail	05-16-02	✍	
Complete Proxy Circular	Signed Management Proxy Circular.pdf	E-Mail	05-16-02	✍	
Circulaire Complète	French Management Proxy Circular.pd	E-Mail	05-16-02	✍	
Proxy Form English	English Proxy Form.pdf	E-Mail	05-16-02	✍	
Proxy Form Français	French Proxy Form.pdf	E-Mail	05-16-02	✍	
Annual Rport English	Signed Cons. Annual Report.pdf	E-Mail	05-16-02	✍	
Annual Report Français	Signed Annual Report Cons. Fr.pdf	E-Mail	05-16-02	✍	

NOTE: Bowne will quote fees and request approval to proceed on conversion work in excess of $1,000 for multi-jurisdiction filers and $500 for single jurisdiction filers. Conversion charges below this threshold will not be quoted prior to the commencement of the work.

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NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

ClearWave

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting (the "Meeting") of shareholders of ClearWave N.V. (the "Corporation") will be held at The Grand Amsterdam, Aldermans Chamber, Oudezijds Voorburgwal 197, 1012EX, Amsterdam, The Netherlands, on June 21, 2002, at 11:00 a.m. for the purposes of:

(1) discussing the report of the Board of Management for the financial year ended December 31, 2001;

(2) adopting the annual financial statements of the Corporation for the financial year ended December 31, 2001 and the Auditors' report thereon and authorizing the preparation of the English language version thereof;

(3) discharging, in connection with the annual financial statements, the members of the Board of Management in respect of their management during the year 2001 and the Supervisory Board in respect of its supervision thereof;

(4) electing members of the Board of Management;

(5) re-appointing the auditors of the Corporation;

(6) transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2001 Annual Report of the Corporation including the non-consolidated annual financial statements and the Auditors' report thereon and, the Corporation's consolidated annual financial statements and the Auditors' report thereon, together with the Management Proxy Circular and a Form of Proxy.

DATED, this 16th day of May 2002.

(Signed)
Alexander Tolstoy
on behalf of the Board of Management

IMPORTANT

Holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation registered as such at the close of business on May 8, 2002 and other persons entitled to vote at the Meeting will be entitled to receive notice of the Meeting. Shareholders and other persons entitled to vote at the Meeting must advise the Corporation in writing no later than June 19, 2002, of their intention to attend the Meeting. Those who are unable to attend the Meeting are requested to sign the enclosed Form of Proxy and return it in the envelope provided for this purpose. Proxies must be received at the head office of the Corporation, at The World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands, not later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman at the Meeting or any adjournment thereof. Holders of Units of Telesystem International Wireless Inc. who wish to attend the Meeting may request an invitation by the Corporation as provided in the instruction letter received from Montreal Trust Company of Canada. Holders of Units are invited to provide voting instructions with respect to items specified in the Notice of Meeting as requested in such instruction letter.

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the management of ClearWave N.V. (the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of shareholders of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of May 16, 2002.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, employees or agents of the Corporation. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF SHAREHOLDERS

The persons named in the enclosed form of proxy (the "Form of Proxy") are directors of the Corporation. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy and deleting the names printed thereon.**

To be valid, proxies must be received at the head office of the Corporation at the World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Managing Director no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by management to represent the holders of Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares") of the Corporation (the "Shareholders") at the Meeting will be voted in accordance with the instructions given by the Shareholders. **Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted "FOR" all the proposals described herein.**

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 16, 2002, 45,868,498 Subordinate Voting Shares and 38,230,950 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Montreal Trust Company of Canada is the registered holder of 12,138,835 Subordinate Voting Shares of the Corporation. Under a Unit Indenture dated January 15, 2001, Montreal Trust Company of Canada agreed to exercise its voting rights in accordance with the instructions received from the beneficial holders of units of Telesystem International Wireless Inc. comprising Subordinate Voting Shares of the Corporation ("Units"). Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 5 votes for each share registered in his or her name at the close of business on May 8, 2002, being the date fixed by the Board of Management for the purpose of determining registered Shareholders entitled to receive the accompanying Notice of Meeting (the "Record Date"). In the event that such a Shareholder transfers the ownership of any of his or her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he or she establishes proof of his or her ownership of the shares. This list of Shareholders will be available for inspection during normal business hours at the head office of the Corporation at The World Trade Centre,

Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the Shareholders at a meeting where no less than one-third of the issued capital is represented in person or by proxy.

To the knowledge of directors of the Corporation, as of May 16, 2002, the following were the only persons or companies who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Voting Rights attached to all Subordinate Voting Shares	Number of Multiple Voting Shares	Percentage of Voting Rights attached to all Multiple Voting Shares	Percentage of Voting Rights Attached to all Subordinate and Multiple Voting Shares
Telesystem International Wireless Corporation N.V.	—	—	38,230,950	100%	80.6%
Telesystem International Wireless Inc.	33,729,663	73.5%	—	—	14.2%
Montreal Trust Company of Canada [(1)]	12,138,835	26.5%	—	—	5.2%
Total	45,868,498	100%	38,230,950	100%	100%

[(1)] Montreal Trust Company of Canada holds this number of Subordinate Voting Shares pursuant to a Unit Indenture dated January 15, 2001.

SUPERVISORY BOARD MEMBERS

The Supervisory Board supervises the general affairs and business of the Corporation. It also supervises and provides advice to the Management Board of the Corporation. According to the articles of association of the Corporation, the Supervisory Board shall consist of a minimum of three members. Currently, the Supervisory Board has five members who were appointed by the general meeting of shareholders on December 5, 2000. Such members will hold office until their resignation or dismissal by shareholders. A member of the Supervisory Board shall resign at the close of an annual shareholders' meeting held in the year he or she reaches the age of 72.

The following table and notes thereto set out, as at May 16, 2002 unless otherwise indicated, the name of each of the members of the Supervisory Board of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such member, if any, the principal occupation or employment of each such member, such member's respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Director since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares
Charles Sirois Chairman of the Supervisory Board	Chairman of the Board and Chief Executive Officer, Telesystem Ltd.	December 5, 2000	—	—
Margriet Zwarts Member of the Supervisory Board	General Counsel and Secretary, Telesystem International Wireless Inc.	December 5, 2000	—	—
Mario Bertrand Member of the Supervisory Board	President, New Ventures Telesystem International Wireless Inc.	December 5, 2000	—	—
Henri de Maublanc Member of the Supervisory Board	President, Clarisse-Politel Group	December 5, 2000	—	—
Pier Carlo Falotti Member of the Supervisory Board	Member of Board of Directors of several companies	December 5, 2000	—	—

In the past five years, each of the foregoing members of the Supervisory Board had the principal occupation set out opposite his name, except that:

- Charles Sirois was, from 1992 until February 2000, Chairman and Chief Executive Officer of Teleglobe Inc.
- Prior to joining Telesystem International Wireless Inc. in March 1998, Margriet Zwarts was partner at the law firm Ogilvy Renault.
- Prior to organizational changes effected at Telesystem International Wireless Inc. in May 1999, Mario Bertrand was President, Europe of TIW and, prior to May 1997, held the position of Managing Director, Europe with Telesystem International Wireless Service since 1995.
- Pier Carlo Falotti was Executive Vice President and member of the Executive Committee of Oracle EMEA from 1998 to 2000. He joined Oracle EMEA in 1996 as Senior Vice President.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

MANAGEMENT BOARD MEMBERS

The Management Board, under the supervision of the Supervisory Board, is entrusted with the management of the Corporation and its subsidiaries. The articles of association of the Corporation provide that the board shall consist of a minimum of three members appointed by shareholders from a binding nomination made by the Supervisory Board of at least two persons for every position to be filled. The members of the Management Board will hold office until their resignation or dismissal by shareholders. Currently, the Management Board has two members. At the Meeting, Shareholders will be asked to appoint two new members on the Management Board from binding nominations made by the Supervisory Board. Accordingly, the Supervisory Board recommends to Shareholders the appointment of James J. Jackson and Yves Normand on the Management Board.

The following table sets out the name of each member of the Management Board of the Corporation and of each individual proposed to be appointed for election at the Meeting, all other positions and offices held by such individuals with the Corporation, the principal occupation or employment of each such individual, such individual's respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or Office with the Corporation	Principal Occupation or Employment	Director since	Number of Subordinate Voting Shares	Number of Multiple Voting Shares
Alexander Tolstoy Managing Director and President and Chief Executive Officer	President and Chief Executive Officer, ClearWave N.V.	June 27, 2000	—	—
Kees Van Ravenhorst Managing Director	Managing Director and General Counsel, Telesystem International Wireless Corporation N.V.	September 17, 1999	—	—
James J. Jackson Chief Financial Officer	Chief Financial Officer, ClearWave N.V.	Nominee for election	—	—
Yves Normand	Managing Director, Telesystem International Wireless Corporation N.V.	Nominee for election	—	—
Patricia Haws Corporate Controller	Corporate Controller, ClearWave N.V.	Nominee for election	—	—
Terry Lobraico	Vice-President, Finance, MobiFon S.A..	Nominee for election	—	—

COMPENSATION OF SUPERVISORY BOARD MEMBERS AND EXECUTIVE OFFICERS

Compensation of Supervisory Board Members

In 2001, members of the Supervisory Board who were not employees received US$15,000 per year as a retainer fee and a fee of US$1,000 for each meeting of the Supervisory Board attended by them in person and a fee of US$500 if such participation was made by telephone.

In addition, members of the Supervisory Board normally receive, on an annual basis, options having a capital-at-work of US$30,000. However, in 2001, no options were granted to members of the Supervisory Board. Prior to the listing of the Corporation's Subordinate Voting Shares on a recognized stock exchange, such options are granted on subordinate voting shares of Telesystem International Wireless Inc. under its Employees Stock Option Plan. Upon the listing of the Subordinate Voting Shares on a recognized stock exchange, members will be granted options on the Corporation's Subordinate Voting Shares.

Compensation of Named Executive Officers

The table below shows certain compensation information for Mr. Alexander Tolstoy, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2001 (collectively, the "Named Executive Officers"). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

		Annual Cash Compensation			Long-Term Compensation				
					Securities Under Options (#)				
Name and Principal Position	Year[1]	Salary (Cdn$)	Bonus[2] (Cdn$)	Other Annual Compensation (Cdn$)[3]	TIW[4]	ClearWave[5]	Restricted Shares or Share Units (#)	Long-Term Incentive Program Payouts (Cdn$)	All Other Compensation (Cdn$)
Alexander Tolstoy President and Chief	2001	298,555	222,125	709,913	—	—	—	—	—
Executive Officer,	2000	273,515	205,136	603,287	56,901	77,814	—	—	—
ClearWave N.V.	1999	210,000	161,300	451,200	5,506	—	—	—	—
James J. Jackson[6] Chief Financial	2001	115,170	68,756	238,477	—	58,265	—	—	—
Officer, ClearWave	2000	186,167	104,440	419,277	16,667[7]	49,222[7]	—	—	—
N.V.	1999	165,000	92,400	230,200	—	—	—	—	—
Karla Stephens Chief Commercial	2001	173,636	86,384	346,602	—	—	—	—	—
Officer, Cesky Mobil	2000	162,155	80,064	264,463	12,097	27,904	—	—	—
a.s.	1999	125,000	62,500	104,000	2,266	—	—	—	—
Ted Lattimore[8]					—	—			
President and Chief	2001	167,364	99,917	317,279	20,000	40,913	—	—	—
Operating Officer, MobiFon S.A.	2000	138,526	78,960	232,794	—	—	—	—	—
Hrenchuk, Fred[9] Vice-President, IS/IT	2001	134,000	38,699	246,535	—	4,824	—	—	—
Customer Care &	2000	115,920	32,889	222,969	—	4,168	—	—	—
Direct Delivery Cesky Mobil a.s.	1999	24,518	6,951	47,156	—	—	—	—	—

(1) The Corporation was incorporated in September 1999. However, prior to that date, the Corporation's current operating subsidiaries were already in existence. Compensation for the Named Executives Officers for years prior to 2000 was paid for services rendered to such pre-existing subsidiaries of the Corporation.

(2) Bonus awards are paid in cash in the year following the financial year for which they are awarded.

(3) Represents primarily premiums for services rendered outside of Canada.

(4) Includes the number of options granted under Telesystem International Wireless Inc.'s Employees Stock Option Plan during the relevant financial year.

(5) Includes the number of options granted under the Corporation's Senior Executives and Key Employees Phantom Stock Option Plans during the relevant financial year.

(6) Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.

(7) These options were cancelled when Mr. Jackson left the Corporation as described in note (6).

(8) Mr. Lattimore joined MobiFon S.A. as President and Chief Operating Officer on February 7, 2000.

(9) Mr. Hrenchuk joined Cesky Mobil a.s. on October 10, 1999.

Option Grants in Last Financial Year

The Named Executive Officers were granted options on notional shares of the Corporation under its Senior Executives Stock Option Plan and its Key Employees Stock Option Plan. See "Report on Executive Compensation by the Supervisory Board — Long-Term Incentive Compensation" for a description of the plans. The Named Executives were also granted options on Telesystem International Wireless Inc.'s subordinate voting shares, a shareholder of the Corporation, under an Employees Stock Option Plan (the "TIW Option Plan"). For a description of such plan, please refer to Telesystem International Wireless Inc.'s Management Proxy Circular dated March 14, 2002. In 2001, a total of 43,635 options were granted (net of options cancelled during the year) to officers and employees under the Corporation Executives Stock Option Plan and the Key Employees Stock Option Plan. The tables below show information regarding options grants made to the Named Executive Officers under the Corporation and TIW Option Plans during the financial year ended December 31, 2001. No grant was made in 2001 under the TIW Option Plan.

TIW Option Plan

Name of Executive Officers	Securities Under Options Granted (1) (#)	Percentage of Net Total of Options Granted in Financial Year (%)	Exercise Price (#/Cdn$)	Market Value of Securities Underlying Options on the Date of Grant (2) (#/Cdn$)	Expiration Date
Alexander Tolstoy	—	—	—	—	—
James J. Jackson	—	—	—	—	—
Karla Stephens	—	—	—	—	—
Ted Lattimore	—	—	—	—	—
Fred Hrenchuk	—	—	—	—	—

(1) Underlying securities: subordinate voting shares of Telesystem International Wireless Inc.

(2) The exercise price of options granted is determined based on the closing price of the subordinate voting shares of Telesystem International Wireless Inc. on The Toronto Stock Exchange on the last trading day preceding the grant date.

Corporation Phantom Stock Option Plans

Name of Executive Officers	Securities Under Options Granted (1) (#)	Percentage of Net Total of Options Granted in Financial Year (%)	Exercise Price (#/US$)	Market Value of Securities Underlying Options on the Date of Grant (2) (#/US$)	Expiration Date
Alexander Tolstoy	—	—	—	—	—
James J. Jackson	58,265	n.a.	58,265/$20.00	58,265/$20.00	September 16, 2006
Karla Stephens	—	—	—	—	—
Ted Lattimore	—	—	—	—	—
Fred Hrenchuk	4,824	n.a.	1,139/$20.00 3,685/$20.00	1,139/$20.00 3,685/$20.00	January 31, 2008 December 2, 2008

(1) Underlying securities: notional shares of the Corporation.

The exercise price of options granted is determined based on the value of the notional shares of the Corporation as determined by the Corporation's Supervisory Board for the purpose of the plans on the day preceding the grant date. Upon exercising the options, participants to the Plans will be entitled to receive from the Corporation a cash payment equal to the increase in value of the notional shares, being the difference between their value at the time of the exercise, as determined by the Supervisory Board, and the exercise price of the options.

Aggregated Options Exercised in Last Financial Year and Financial Year End Option Values

The following tables summarize, for each of the Named Executive Officers, the number of options, if any, exercised during the financial year ended December 31, 2001, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at December 31, 2001. Value realized upon exercise is the difference between the market value of the underlying shares on the exercise date and the exercise price of the option. The value of unexercised "in-the-money" options at financial year-end is the difference between its exercise price and the market value of the underlying shares on December 31, 2001. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. See "Report on Executive Compensation by the Supervisory Board — Long-Term Incentive Compensation" for more details on the vesting provisions.

TIW Option Plan

Name of Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options at December 31, 2001		Value of Unexercised "In-the-Money" Options* at December 31, 2001	
			Exercisable (#)	Unexercisable (#)	Exercisable (Cdn$)	Unexercisable (1) (Cdn$)
Alexander Tolstoy	—	—	18,177	9,363	—	—
James J. Jackson	—	—	—	—	—	—
Karla Stephens	—	—	2,384	2,154	—	—
Ted Lattimore	—	—	—	4,000	—	—
Fred Hrenchuk	—	—	—	—	—	—

(1) The value of unexercised "in-the-money" options is calculated using the closing price of the subordinate voting shares of Telesystem International Wireless Inc. on The Toronto Stock Exchange on December 31, 2001, i.e. Cdn$1.57, less the exercise price of "in-the-money" options.

* "In-the-money" Options are options for which the market value of the underlying securities is higher than the exercise price of the said options.

Corporation Phantom Stock Option Plans

Name of Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at December 31, 2001		Value of Unexercised "In-the-Money" Options at December 31, 2001	
			Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (1) (US$)
Alexander Tolstoy	—	—	31,126	46,688	—	—
James J. Jackson	—	—	—	58,265	—	—
Karla Stephens	—	—	11,162	16,742	—	—
Ted Lattimore	—	—	16,365	24,548	—	—
Fred Hrenchuk	—	—	3,461	5,531	—	—

(1) The value of unexercised "in-the-money" options is calculated using the value of the notional shares of the Corporation on December 31, 2001 as determined by the Corporation's Supervisory Board, i.e. US$20.00, less the exercise price of "in-the-money" options. Upon exercising the options, participants to the Plans will be entitled to receive from the Corporation a cash payment equal to the increase in value of the notional shares, being the difference between their value at the time of the exercise, as determined by the Supervisory Board, and the exercise price of the options.

REPORT ON EXECUTIVE COMPENSATION BY THE SUPERVISORY BOARD

The Supervisory Board reviews and approves the design and competitiveness of the Corporation's total compensation policy, architecture and plans, including the mix between cash and incentive compensation.

Executive Compensation Policy

The Corporation's compensation policy aims to recognize and reward individual contributions to the short-term and long-term success of the Corporation and to ensure that the Corporation offers competitive compensation.

In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation seeks to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. The Corporation's compensation policies uses different scales for employees of its operating subsidiaries who are local residents and for those employees who are foreign residents ("Expatriates"). Incentive compensation is awarded through plans and criteria approved by the Supervisory Board.

The key benefits currently being provided to Expatriates consist mainly of relocation benefits, living conditions benefits such as housing allowance, group insurance, home leave and tax planning. The Corporation does not provide retirement or savings benefits to its executives.

Incentive compensation for Expatriates, which includes distinct short-term and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity represents approximately 15% of total compensation and the long-term incentive opportunity ranges from 35% to 45% of total compensation. Therefore, the "at risk" or incentive portion of their total compensation ranges from 50% to 60%.

Short-Term Incentive Compensation

The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, EBITDA and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Supervisory Board.

For the Named Executive Officers, bonuses range from 15% to 40% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher; when they are not met, the bonuses are lower and not paid at all when the objectives are met at less than certain specified thresholds.

For financial year 2001, the Supervisory Board approved bonuses under the short-term incentive plan that exceeded the level of achievement of the strategic and operational objectives set at the beginning of the financial year.

Long-Term Incentive Compensation

The long-term incentive component is provided through the Senior Executives Phantom Stock Option Plan and the Key Employees Phantom Stock Option Plan (the "Plans"). The Supervisory Board of the Corporation is expected to cancel the Plans and the options granted thereunder in the coming weeks due to the fact that the participants under the Plans will be covered either by the TIW Option Plan or by other incentive plans to be adopted by one of the Corporation's operating subsidiary. The eligible employees under the Senior Executives Stock Option Plan are the Chief Executive Officer and the senior executives reporting directly to the Chief Executive Officer. All key employees of the Corporation and its subsidiaries are eligible to receive options under the Key Employees Stock Option Plan.

Both Plans are designed to encourage employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation.

Initially, the Plans provided for the grant of options to purchase Subordinate Voting Shares of the Corporation. Such Plans were later modified into phantom stock plans pursuant to which no real shares of the Corporation are issued. Under the current Plans, options are granted on notional shares of the Corporation, at an exercise price based on the value of such notional shares, as determined by the Supervisory Board at the time of the grant, using valuation principles it considers appropriate for the purpose of the Plans. Upon exercising the options, participants to the Plans will be entitled to receive from the Corporation a cash payment equal to the increase in value of the notional shares, being the difference between their value at the time of the exercise, as determined by the Supervisory Board, and the exercise price of the options.

The number of options granted is determined so as to deliver an intended target annual compensation value expressed as a multiple of the base salary of such persons. Under the current policy, the multiples range from 15% to 125% (40% to 125% for the Named Executive Officers) of the annual base salary. Pursuant to the Plans, the option grants are approved by the Supervisory Board. The exercise price of the options is determined by the Supervisory Board at the time of granting the options. Prior to the listing of the Subordinate Voting Shares of the Corporation on a recognized stock exchange, the exercise price will be established on the basis of valuation principles the Supervisory Board considers appropriate for such purpose. After such listing, the exercise price will be established as a function of the closing price of the Subordinate Voting Shares on the day prior to the grant.

The vesting period for options issued under the Plans is scaled according to the incentive objectives for different categories of employees. A four-year vesting period will be established for Expatriates who are Senior Executives to encourage continuity of employment. An initial 10% of the option for these employees will vest at the end of one year from the date of grant, and an additional 30% of the option will vest at the end of each of the next three years. The vesting schedule for Expatriates who are key employees will be shorter: 33% of the option will vest six months after the date of the grant, with a further 17% vesting after 12 months, an additional 25% vesting after 18 months, and the final 25% vesting after 24 months. For employees who are not Expatriates, 25% of the option will vest on the second anniversary of the date of grant. A further 50% of the option will vest at the end of the third year and 25% of the option at the end of the fourth year. Furthermore, upon the death or disability of a participant or upon the occurrence of a change of control of the Corporation or a transaction qualifying as an initial public offering under the terms of the Plans, the foregoing vesting periods shall be modified pursuant to the Plans. Any option granted pursuant to the Plans will lapse 30 days after the holder resigns his office or employment (or within 90 days if the holder is dismissed without cause).

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is "at risk" and linked to corporate, business unit and individual performance, and particularly to stock performance and long-term value creation. The Supervisory Board continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Supervisory Board may also recommend, by exception, employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Corporation made no loans to members of the Supervisory Board or Management Board and officers during the financial year ended December 31, 2001 and no loan was outstanding as of that date.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Telesystem International Wireless Inc. ("TIW") maintains insurance protection against liability incurred by the Corporation's officers and directors as well as those of its subsidiaries in the performance of their duties. The annual premium relating to insurance coverage for TIW and its subsidiaries, amounting to approximately US$520,125 in 2001 was paid by TIW and part of this amount was recharged to the Corporation's subsidiaries. The aggregate limit of liability in respect of any and all claims is US$100 million for the financial year ended December 31, 2001. The policy provides for the indemnification of directors and officers in the case of claims for which TIW has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of TIW, subject to a deductible of US$250,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2001, the Corporation and its subsidiaries or affiliates did not enter into any transaction with an insider of the Corporation, any associate or affiliate of any such insider, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries, except for transactions entered into under the following agreements:

- Technical Services Agreements between the Corporation, its operating subsidiaries and TIW pursuant to which TIW provides services to the Corporation's operating subsidiaries in areas such as engineering, information technology, marketing, human resources, finance and administration. For the financial year ended December 31, 2001, an aggregate amount of US$10.7 million was incurred by the Corporation and its subsidiaries under these agreements. Part of this amount has not been paid to TIW and has been treated as advances under the Loan Agreements mentioned below;

- Loan Agreements between the Corporation and TIW, and the Corporation and Telesystem International Wireless Corporation N.V. ("TIWC"), representing advances made by TIW and TIWC to finance the Corporation's development costs. As at December 31, 2001, an aggregate amount of US$101.6 million in advance consisting of accounts payable of $11.5 million and demand notes at the corporate level of $90.1 million, were made to the Corporation, bearing an annual interest rate of 14% and repayable on demand. These advances are convertible into Subordinate Voting Shares of the Corporation subject to corporate and regulatory approvals.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Background

The Supervisory Board approved, at its meeting held on February 1, 2001, a Corporate Governance and Delegation of Authority Policy. This Policy prescribes the rules governing the relationship between the Supervisory Board, the Management Board and the executive officers of the Corporation and its subsidiaries.

This Policy provides that significant matters such as those related to the annual budget, strategic investments, appointments of senior executives as well as capital and operating expenditures exceeding a predetermined amount shall not be decided on without the prior approval of the Supervisory Board.

The Supervisory Board established, at its meeting held on April 30, 2001, an audit committee responsible for making recommendations to the Management Board regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by independent accountants and reviewing and evaluating audit and control functions.

ADOPTION OF THE ANNUAL FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the financial year ended December 31, 2001 and the Auditor report thereon will be submitted at the Meeting for adoption. The preparation of the annual financial statements in the English language, for purposes of filing with the Dutch authorities, will also be approved at the Meeting.

DISCHARGE OF MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS

Shareholders will be asked to discharge the members of the Management Board and the Supervisory Board from their respective duties insofar as the performance of their duties is apparent from the annual financial statements, unless an explicit reservation is made by the Shareholders.

APPOINTMENT AND REMUNERATION OF AUDITORS

Ernst & Young Accountants have been the Auditors of the Corporation since September 17, 1999.

Management recommends that Ernst & Young Accountants be re-appointed as Auditors of the Corporation for the financial year ending December 31, 2002.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Managing Director of the Corporation, at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands:

(a) one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission in the

United States pursuant to the *Securities Exchange Act of 1934*, as amended, and with the securities commissions or similar authorities in Canada;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of this Management Proxy Circular.

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Management Board of the Corporation.

Dated this 16 day of May, 2002

(Signed)
Alexander Tolstoy
Managing Director

CLEARWAVE N.V.
World Trade Center,
Strawinskylaan 707, 1077 XX Amsterdam,
The Netherlands.

CLEARWAVE N.V.

MANAGEMENT PROXY OF THE CORPORATION
FOR THE ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

THE UNDERSIGNED SHAREHOLDER OF CLEARWAVE N.V. HEREBY APPOINTS (CHECK (A) OR (B))

❑ (A) ALEXANDER TOLSTOY, OR FAILING HIM, KEES VAN RAVENHORST

❑ (B) ______________________ OF ______________________

(NAME) (ADDRESS)

AS THE PROXY OF THE UNDERSIGNED TO ATTEND, ACT AND VOTE FOR AND ON BEHALF OF THE UNDERSIGNED AT **the Annual Meeting of the Shareholders of the Corporation, to be held at The Grand Amsterdam, Aldermans Chamber, Oudezijds Voorburgwal 197, 1012EX, Amsterdam, The Netherlands, *on June 21, 2002, at 11:00 a.m. and at any and all adjournments thereof.***

The shares to which this proxy relates will be voted pursuant to the instructions given below. All of the shares to which this proxy relates will be voted for, against or will be the subject of an abstention, as specified by the shareholder. However, if no instructions are given, this proxy will be voted FOR the proposals set out herein.

	(MARK WITH AN X)	
TO ADOPT THE ANNUAL FINANCIAL STATEMENTS OF THE CORPORATION FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001 AND THE AUDITORS' REPORT THEREON AND AUTHORIZE THE PREPARATION OF SUCH STATEMENTS IN THE ENGLISH LANGUAGE	FOR	❑
	AGAINST	❑
	ABSTENTION	❑
TO DISCHARGE,IN CONNECTION WITH THE ANNUAL FINANCIAL STATEMENTS, THE MEMBERS OF THE MANAGEMENT BOARD IN RESPECT OF THEIR MANAGEMENT DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2001 AND THE SUPERVISORY BOARD IN RESPECT OF ITS SUPERVISION THEREOF	FOR	❑
	AGAINST	❑
	ABSTENTION	❑
TO RE-APPOINT ERNST & YOUNG ACCOUNTANTS,AS AUDITORS OF THE CORPORATION	FOR	❑
	AGAINST	❑
	ABSTENTION	❑
TO ELECT JAMES J. JACKSON AND YVES NORMAND ON THE MANAGEMENT BOARD OF THE CORPORATION.	FOR	❑
	AGAINST	❑
	ABSTENTION	❑

IF A SHAREHOLDER WISHES TO ELECT MEMBERS OF THE MANAGEMENT BOARD OTHER THAN PERSONS DESIGNATED ABOVE,HE OR SHE MAY DO SO BY INSERTING SUCH PERSONS NAMES IN THE BLANK SPACES BELOW

______________________ AND ______________________

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO ANY AMENDMENTS OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO BE PRESENTED AT THE MEETING.

*** A shareholder has the right to appoint a person to attend and act for and on behalf of him/her at the Annual Meeting of Shareholders other than the person designated in (A) above and may do so by checking (B) above and inserting such other person's name in the blank space provided.**

DATED this day of 2002

____

SIGNATURE OF SHAREHOLDER

This proxy must be executed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. Remember to date and sign this proxy. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

(FRANÇAIS AU VERSO)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V.

By: /s/ Margriet Zwarts

Name: Margriet Zwarts
Title: Supervisory Board Member

Date: May 16, 2001